Registration No. 33-??????
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

       SEPARATE ACCOUNT FP
                of
     EQUITABLE VARIABLE LIFE                  James M. Benson, President
        INSURANCE COMPANY              Equitable Variable Life Insurance Company
      (Exact Name of Trust)                       787 Seventh Avenue
     EQUITABLE VARIABLE LIFE                   New York, New York 10019
        INSURANCE COMPANY               (Name and Address of Agent for Service)
    (Exact Name of Depositor)
        787 Seventh Avenue
     New York, New York 10019
(Address of Depositor's Principal
        Executive Offices)

                     ---------------------------------------

              Telephone Number, Including Area Code: (212) 554-1234

                    ----------------------------------------

                  Please send copies of all communications to:

    MARY P. BREEN, ESQ.                            with a copy to:
 Vice President and Counsel                        MILTON P. KROLL
The Equitable Life Assurance               Freedman, Levy, Kroll & Simonds
Society of the United States          1050 Connecticut Avenue, N.W., Suite 825
     787 Seventh Avenue                        Washington, D.C. 20036
  New York, New York 10019

                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account FP

--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Registrant elects to be governed by paragraph (b)(13)(i)(A) of Rule 6e-3(T) under the Investment Company Act of 1940 with respect to the policy described in the Prospectus.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 2-98590. The Registrant filed a Rule 24f-2 Notice for the December 31, 1994 fiscal year end on February 24, 1995.

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statment shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SEPARATE ACCOUNT FP OF

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

                             Reconciliation and Tie
                             ----------------------

                           Incentive Life COLI II(TM)

Items of
Form N-8B-2*        Captions in Prospectus
------------        ----------------------


1                   Summary Of Incentive Life COLI II Features - Putting Money
                    Into The Policy.

2                   Part 1: The Company That Issues Incentive Life COLI II.

3                   Inapplicable.

4                   Part 3: Distribution; Part 1: Our Parent, Equitable.

5, 6                Part 1: The Separate Account.

7                   Inapplicable.**

8                   Inapplicable.**

9                   Part 3: Legal Proceedings.

10(a)               Part 3: Your Beneficiary, Assigning Your Policy.

10(b)               Part 2: How We Determine The Unit Value; Part 3: Dividends.

10(c), 10(d)        Part 2: Death Benefits; Decreasing The Face Amount;
                    Maturity Benefit; Transfers Of Policy Account Value;
                    Telephone Transfers; Borrowing From Your Policy Account;
                    Partial Withdrawals And Surrender; Part 3: Your Payment
                    Options; Assigning Your Policy; When We Pay Policy
                    Proceeds.

----------

 *Registrants include this Reconciliation and Tie in their Registration
  Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account FP is an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement (File No. 811-4388). Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

Items of
Form N-8B-2                         Captions in Prospectus
-----------                         ----------------------

10(e)                               Part 2: Your Policy Can Terminate; You May
                                    Restore A Policy After It Terminates.

10(f)                               Part 3: Your Voting Privileges.

10(g)(1), 10(g)(2), 10(h)(1),       Part 3: Our Right To Change How We Operate; Your Voting
10(h)(2)                            Privileges.

10(g)(3), 10(g)(4), 10(h)(3),
10(h)(4)                            Inapplicable.**

10(i)                               Part 1: The Separate Account And The Trust; Part 2:
                                    Amounts In The Separate Account; Tax Effects.

11                                  Part 1: The Trust; Investment Policies Of The Trust's
                                    Portfolios; The Separate Account.

12(a)                               Part 1: The Separate Account And The Trust - The Trust.

12(b)                               Inapplicable.

12(c)                               Part 1: The Trust.

12(d)                               Part 3: Distribution.

12(e)                               Inapplicable.**

13(a)                               Part 2: Supplemental Insurance On The Insured Person;
                                    Transfers Of Policy Account Value; Partial
                                    Withdrawals; Deductions and Charges.

13(b), 13(c), 13(g)                 Inapplicable.**  (But see Part 4: Illustrations Of Policy
                                    Benefits.)

13(d)                               Part 3:  Special Circumstances.

13(e), 13(f)                        Inapplicable.

14                                  Part 2: Flexible Premiums; Policy Periods, Anniversaries, Dates And
                                    Ages.

15                         .        Part 2: Flexible Premiums; Policy Periods, Anniversaries, Dates And
                                    Ages.

16                                  Part 1: The Separate Account; Transfers Out Of The
                                    Guaranteed Interest Division; Part 2: Amounts In The
                                    Separate Account; Transfers Of Policy Account Value;
                                    Repaying The Loan.

Items of
Form N-8B-2                         Captions in Prospectus
-----------                         ----------------------

17(a), 17(b)                        Captions referenced under Items 10(c), 10(d) and 10(e)
                                    above.

17(c)                               Inapplicable.**

18(a)                               Part 2: How We Determine The Unit Value.

18(b), 18(d)                        Inapplicable.

18(c)                               Part 2: How We Determine The Unit Value; Tax Effects - Our Taxes.

19                                  Part 3: Our Reports To Policyowners; Distribution; and Your Voting
                                    Privileges.

20(a)                               Captions referenced under Items 10(g)(1), 10(g)(2), 10(h)(1), and 10(h)(2).

20(b), 20(c), 20(d), 20(e), 20(f)   Inapplicable.

21(a), 21(b)                        Part 2: Borrowing From Your Policy Account.

21(c)                               Inapplicable.**

22                                  Part 3: Limits On Our Right To Challenge The Policy.

23                                  Inapplicable.

24                                  Part 1; Part 2; Part 3.

25                                  Part 1: Equitable Variable.

26(a), 26(b)                        Inapplicable.**

27                                  Part 1: Equitable Variable; Part 3: Distribution.

28                                  Part 3: Management.

29                                  Part 1: Equitable Variable.

30                                  Inapplicable.

31, 32, 33, 34                      Inapplicable.**

35                                  Part 3: Regulation.

36                                  Inapplicable.**

37                                  Inapplicable.

38                                  Part 3: Distribution.

Items of
Form N-8B-2                         Captions in Prospectus
-----------                         ----------------------

39(a)                               Part 1: Equitable Variable; Our Parent, Equitable.

39(b)                               Part 3: Distribution.

40(a)                               Inapplicable.**  (But see Part 3: Distribution.)

40(b)                               Inapplicable.

41(a)                               Part 1: Equitable Variable; Our Parent, Equitable; Part 3:
                                    Distribution.

41(b), 41(c), 42                    Inapplicable.**

43                                  Inapplicable.

44(a)(1)                            Part 2: How We Determine The Unit Value.

44(a)(2)                            Part 1: The Separate Account: Transfers Out Of The Guaranteed
                                    Interest Division; Part 2: Death Benefits; Maturity Benefit;
                                    Amounts In The Separate Account; How We Determine The
                                    Unit Value; Transfers Of Policy Account Value; Telephone
                                    Transfers; Borrowing From Your Policy Account; Partial
                                    Withdrawals; Surrender For Net Cash Surrender Value; Policy Periods,
                                    Anniversaries, Dates And Ages; Part 3: When We Pay Policy Proceeds.

44(a)(3)                            Captions referenced under Item 44(a)(2) and Part 2: Your
                                    Policy Account Value.

44(a)(4)                            Part 2: Our Taxes.

44(a)(5)                            Part 2: Supplemental Insurance On The Insured Person;
                                    Deductions From Premiums.

44(a)(6)                            Part 2: Your Policy Account Value; Amounts In The Separate
                                    Account; How We Determine The Unit Value; Part 4:
                                    Illustrations Of Policy Benefits.

44(b)                               Inapplicable.**

44(c)                               Part 3: Special Circumstances.

45                                  Inapplicable.

46(a)                               Captions referenced under Item 44(a) above.

46(b)                               Inapplicable.**

47, 48, 49                          Inapplicable.

Items of
Form N-8B-2                         Captions in Prospectus
-----------                         ----------------------

50                                  Part 1: The Separate Account.

51(a) - (j)                         Inapplicable.**

52(a), 52(c)                        Part 3: Our Right To Change How We Operate.

52(b), 52(d)                        Inapplicable.

53(a)                               Part 2: Our Taxes.

53(b), 54                           Inapplicable.

55                                  Inapplicable.**

56 - 59                             Inapplicable.**



15241/brd-1.doc

                                    CORPORATE
                                    INCENTIVE
                                      LIFE


                         Prospectus Dated May [ ], 1996

Corporate Incentive Life is an individual flexible premium variable life insurance policy issued by Equitable Variable Life Insurance Company (Equitable Variable), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States (Equitable). The policy is designed to be used for a variety of business purposes where the policy is owned by a corporation, partnership, association or similar entity, and certain other criteria are satisfied.

The policy offers flexible premium payments, a choice of two death benefit options, decreases to the policy's Face Amount of insurance and a choice of funding options, including a guaranteed interest option and the following thirteen investment portfolios:

Fixed Income Series:                           Equity Series:               Asset Allocation Series:
o  Money Market                                o  Growth & Income           o  Conservative Investors
o  Intermediate Government Securities          o  Equity Index              o  Balanced
o  Quality Bond                                o  Common Stock              o  Growth Investors
o  High Yield                                  o  Global
                                               o  International
                                               o  Aggressive Stock

We do not guarantee the investment performance of these investment portfolios, which involve varying degrees of risk.

Although premiums are flexible, additional premiums may be required to keep the policy in effect. The policy may terminate if its value (net of any policy loan) is too small to pay the policy's monthly charges. The policy can be guaranteed to stay in force regardless of investment performance through the death benefit guarantee provision (if available in your state).

You can borrow against or withdraw money from the policy, within limits. Loans and withdrawals will reduce the policy's death benefit and cash surrender value. You can also surrender the policy.

Your Equitable agent can provide you with information about all forms of life insurance available from us and Equitable and help you decide which may best meet your needs. Replacing existing insurance with a Corporate Incentive Life or other policy may not be to your advantage.

You may examine the policy for a limited period and cancel it for a full refund of premiums paid.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT SHOULD BE KNOWN BEFORE INVESTING IN CORPORATE INCENTIVE LIFE. THIS PROSPECTUS IS NOT VALID UNLESS IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE HUDSON RIVER TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 Copyright 1996 Equitable Variable Life Insurance Company. All rights reserved.

VM 514

                                TABLE OF CONTENTS

SUMMARY OF CORPORATE INCENTIVE LIFE FEATURES.................1
PART 1 -- DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
  CORPORATE INCENTIVE LIFE INVESTMENT CHOICES................6
          THE COMPANY THAT ISSUES CORPORATE
            INCENTIVE LIFE...................................6
            Equitable Variable...............................6
            Our Parent, Equitable............................6
          THE SEPARATE ACCOUNT AND THE TRUST.................6
            The Separate Account.............................6
            The Trust........................................6
            The Trust's Investment Adviser...................6
            Investment Policies Of The Trust's Portfolios....7
          THE GUARANTEED INTEREST ACCOUNT....................8
            Adding Interest In The Unloaned Guaranteed
              Interest Account...............................8
            Transfers Out Of The Guaranteed Interest Account.8
PART 2 -- DETAILED INFORMATION ABOUT CORPORATE
  INCENTIVE LIFE.............................................9
          FLEXIBLE PREMIUMS..................................9
            Planned Periodic And Death Benefit Guarantee
              Premiums.......................................9
            Premium And Monthly Charge Allocations...........9
          DEATH BENEFITS.....................................9
            Guaranteeing The Death Benefit..................10
          CHANGES IN INSURANCE PROTECTION...................10
            Decreasing The Face Amount......................10
            Changing The Death Benefit Option...............10
            Substitution Of Insured Person..................11
            When Policy Changes Go Into Effect..............11
          MATURITY BENEFIT..................................11
          LIVING BENEFIT OPTION.............................11
          SUPPLEMENTAL INSURANCE ON THE INSURED PERSON......11
          YOUR POLICY ACCOUNT VALUE.........................12
            Amounts In The Separate Account.................12
            How We Determine The Unit Value.................12
            Transfers Of Policy Account Value...............12
            Telephone Transfers.............................12
            Charge For Transfers............................12
          BORROWING FROM YOUR POLICY ACCOUNT................12
            How To Request A Loan...........................13
            Policy Loan Interest............................13
            When Interest Is Due............................13
            Repaying The Loan...............................13
            The Effects Of A Policy Loan....................13
          PARTIAL WITHDRAWALS AND SURRENDER.................13
            Partial Withdrawals.............................13
            Surrender For Net Cash Surrender Value..........14
          DEDUCTIONS AND CHARGES............................14
            Deductions From Premiums........................14
            Deductions From Your Policy Account.............14
            Trust Charges...................................15
          ADDITIONAL INFORMATION ABOUT CORPORATE
            INCENTIVE LIFE..................................16
            Your Policy Can Terminate.......................16
            You May Restore A Policy After It Terminates....16
            Policy Periods, Anniversaries, Dates And Ages...16
          TAX EFFECTS.......................................17
            Policy Proceeds.................................17
            Policy Terminations.............................18
            Diversification.................................18
            Policy Changes..................................18
            Tax Changes.....................................18
            Estate And Generation Skipping Taxes............18
            Pension And Profit-Sharing Plans................19
            Other Employee Benefit Programs.................19
            Our Taxes.......................................19
            When We Withhold Income Taxes...................19
PART 3 -- ADDITIONAL INFORMATION............................19
          YOUR VOTING PRIVILEGES............................19
            Trust Voting Privileges.........................19
            How We Determine Your Voting Shares.............19
            Separate Account Voting Rights..................20
          OUR RIGHT TO CHANGE HOW WE OPERATE................20
          OUR REPORTS TO POLICYOWNERS.......................20
          LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.......20
          YOUR PAYMENT OPTIONS..............................20
          YOUR BENEFICIARY..................................21
          ASSIGNING YOUR POLICY.............................21
          WHEN WE PAY POLICY PROCEEDS.......................21
          DIVIDENDS.........................................21
          REGULATION........................................21
          SPECIAL CIRCUMSTANCES.............................21
          DISTRIBUTION......................................21
          LEGAL PROCEEDINGS.................................22
          ACCOUNTING AND ACTUARIAL EXPERTS..................22
          ADDITIONAL INFORMATION............................22
          MANAGEMENT........................................23
PART 4 -- ILLUSTRATIONS OF POLICY BENEFITS..................25
SEPARATE ACCOUNT FP FINANCIAL STATEMENTS.................FSA-1
EQUITABLE VARIABLE FINANCIAL STATEMENTS....................F-1
APPENDIX A -- COMMUNICATING PERFORMANCE DATA...............A-1
              LONG-TERM MARKET TRENDS......................A-1


--------------------------------------------------------------------------------
In this prospectus "we," "our" and "us" mean Equitable Variable, a New York stock life insurance company. "You" and "your" mean the owner of the policy. We refer to the person who is covered by the policy as the "insured person" because the insured person and the policyowner may not be the same. Unless indicated otherwise, the discussion in this prospectus assumes that there is no policy loan outstanding and that the policy is not in a grace period.

THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. EQUITABLE VARIABLE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY EQUITABLE VARIABLE.

                        WHAT IS VARIABLE LIFE INSURANCE?

Variable life insurance is one kind of permanent cash value life insurance. Like other kinds of permanent cash value life insurance, such as whole life and universal life insurance, variable life insurance generally provides two benefits: an income tax-free death benefit and a cash value that grows tax-deferred.

What sets variable life insurance apart from universal life and whole life is that variable life insurance allows the policyowner to direct premiums to different mutual fund options. This enables a policyowner to harness the growth potential of, for example, the equity markets, but the policyowner also bears the risk of investment losses. In contrast, whole life insurance provides a minimum guaranteed cash value and universal life applies a minimum guaranteed interest rate to premiums.

Some variable life insurance policies offer some of the other features of universal or whole life such as premium flexibility (universal life) or death benefit guarantees (whole life). Equitable Variable and its parent, Equitable, offer an array of permanent cash value insurance products and your Equitable agent can help you determine which product best suits your insurance needs.


                  SUMMARY OF CORPORATE INCENTIVE LIFE FEATURES

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE POLICY WHEN ISSUED AND THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS (SEE TABLE OF CONTENTS ON OPPOSITE PAGE).

ELIGIBILITY TO PURCHASE

Corporate Incentive Life has been designed to be used as a potential source of funds to pay benefits under non-qualified executive deferred compensation plans, salary continuation plans or for other business purposes. A policy may only be owned by a corporation, partnership, association or similar entity. A policy may not be owned by an individual. In order to qualify to purchase Corporate Incentive Life, the following conditions must be satisfied:

o a minimum of five policies must be issued, each on the life of a different eligible insured person;

o the minimum initial premium under each of the policies must be remitted to Equitable Variable by the policyowner;

o the aggregate annualized first year planned periodic premium for all policies must be at least $150,000; and

o certain undertakings, which may be required by Equitable Variable in certain situations, are submitted to Equitable Variable.

PUTTING MONEY INTO THE POLICY

FLEXIBLE PREMIUMS

o Premiums may be invested whenever and in whatever amount you determine, within limits. Other than the initial premium, there are no scheduled or required premium payments (however, under certain conditions, additional premiums may be needed to keep a policy in effect). See FLEXIBLE PREMIUMS on page 9.

POLICY ACCOUNT

o Net premiums are put in your Policy Account and can be allocated to a Guaranteed Interest Account and to one or more funds of Equitable Variable's Separate Account FP (each a Fund, and together, the Funds or the Separate Account). The Funds invest in corresponding portfolios of The Hudson River Trust (Trust), a mutual fund. See THE SEPARATE ACCOUNT and THE TRUST, both on page 6.

o Transfers can be made among the various funding options, BUT TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT CAN ONLY BE MADE DURING A LIMITED TIME AND IN LIMITED AMOUNTS. See TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 8 for a description of these limitations. Transfers into the Guaranteed Interest Account and among the Funds may generally be made at any time. See TRANSFERS OF POLICY ACCOUNT VALUE on page 12.

o There is no minimum guaranteed cash value for amounts allocated to the Funds. The value of amounts allocated to the Guaranteed Interest Account will depend on the interest rates declared and guaranteed each year by Equitable Variable (4% minimum, before deductions). See THE GUARANTEED INTEREST ACCOUNT on page 8.

TAKING MONEY OUT OF THE POLICY

o Loans may be taken against 90% of a policy's Cash Surrender Value (Policy Account value) subject to certain conditions. Loan interest accrues daily at a rate determined annually. Currently, amounts set aside to secure the loan earn interest at a rate 1% lower than the rate charged for policy loan interest. See BORROWING FROM YOUR POLICY ACCOUNT on page 12.

o Partial Withdrawals of Net Cash Surrender Value (Cash Surrender Value less any loan and accrued loan interest) may be taken after the first policy year, subject to our approval and certain conditions. See PARTIAL WITHDRAWALS on page 13.

o The policy may be surrendered for its Net Cash Surrender Value, less any lien securing a Living Benefit payment, at which time insurance coverage will end. See SURRENDER FOR NET CASH SURRENDER VALUE on page 14.

INSURANCE PROTECTION FEATURES

DEATH BENEFITS

o Option A, a fixed benefit equal to the policy's Face Amount.

o Option B, a variable benefit equal to the Face Amount plus the Policy Account value.

o The total minimum Face Amount (including any death benefit coverage under any policy rider) is $100,000.

o In some cases a higher death benefit may apply in order to meet Federal income tax law requirements. See DEATH BENEFITS on page 9.

o After the second policy year, you can decrease the Face Amount or change your death benefit option. Conditions apply to Face Amount and death benefit option changes. See CHANGES IN INSURANCE PROTECTION on page 10.

o After the second policy year, you may be able to substitute the insured person. See SUBSTITUTION OF INSURED PERSON on page 11.

DEATH BENEFIT GUARANTEE

o The death benefit guarantee provision guarantees that under certain conditions, the policy will remain in force even if the Net Cash Surrender Value is too small to pay the monthly charges. The death benefit guarantee provision is not available if you have elected any death benefit coverage under the supplemental term insurance rider. See GUARANTEEING THE DEATH BENEFIT on page 10 for a description of these provisions and the conditions that apply.

MATURITY BENEFIT

o A maturity benefit equal to the amount in your Policy Account, less any policy loan, any lien securing a Living Benefit payment and accrued interest, is payable on the policy anniversary nearest the insured person's 100th birthday (Final Policy Date), if the insured person is still living on that date. See MATURITY BENEFIT on page 11.

LIVING BENEFIT

o The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding any death benefit payable under the supplemental term insurance rider) if the insured person has a terminal illness. The Living Benefit rider will be added to most policies at issue for no additional cost. See LIVING BENEFIT OPTION on page 11.

SUPPLEMENTAL INSURANCE ON THE INSURED PERSON

o You may purchase at issue death benefit coverage on the insured person through a supplemental term insurance rider. Choosing coverage under the supplemental term insurance rider in lieu of coverage under the base policy will reduce total charges and increase Policy Account values on a current charge basis. The more supplemental term insurance coverage you elect, the greater will be the amount of the reduction in charges and increase in Policy Account values on a current charge basis. However, the supplemental term insurance rider has higher guaranteed maximum cost of insurance charges than the base policy. On a guaranteed charge basis, the use of the rider will increase charges and decrease Policy Account values. In addition, if you elect any coverage under this rider, the death benefit guarantee provision will not be available and the Living Benefit rider will not apply to the supplemental term insurance. See SUPPLEMENTAL INSURANCE ON THE INSURED PERSON on page 11.

DEDUCTIONS AND CHARGES

FROM PREMIUMS (See DEDUCTIONS FROM PREMIUMS on page 14.)

o Applicable charges for taxes imposed by states and other jurisdictions. Such taxes currently range from .75% to 5% (Virgin Islands).

o Premium Sales Charge equal to 9.0% of premiums paid through the tenth policy year and 3.0% of premiums paid thereafter. Equitable Variable currently intends to reduce the 9% charge once premiums paid equal a specified amount.

FROM THE POLICY ACCOUNT (See DEDUCTIONS FROM YOUR POLICY ACCOUNT on page 14.)

o Maximum administrative charge of $18.50 per month for the first three policy years and $6.00 thereafter, plus a charge per thousand of Face Amount at issue (excluding any death benefit coverage under the supplemental term insurance rider) ranging from $0.15 to $0.26 for the first ten policy years (depending upon the issue age of the insured person) and equal to $0.06 thereafter. Equitable Variable intends to reduce these charges on a current basis. See DEDUCTIONS FROM YOUR POLICY ACCOUNT on page 14.

o Monthly cost of insurance charges for the base policy and for any supplemental term insurance rider.

o Transaction charges (for partial withdrawals, substitution of insured person and certain transfers).

o Current monthly charge for certain mortality and expense risks at an annual rate of .20% of the unloaned Policy Account value (guaranteed not to exceed .40% per annum).

FROM THE TRUST (See THE TRUST'S INVESTMENT ADVISER on page 6.)

o Trust shares are purchased by the Separate Account at net asset value which reflects investment management fees and other direct expenses. Investment management fees are charged at the maximum annual rates of .35% of net assets for the Equity Index Portfolio, .40% for Common Stock, Money Market and
  Balanced  Portfolios;  .50% for Aggressive Stock and  Intermediate  Government
  Securities Portfolios; .55% for High Yield, Global, Conservative Investors, Growth Investors, Quality Bond and the Growth & Income Portfolios; and .90% for the International Portfolio. These charges decrease as portfolio net assets reach certain levels. See THE TRUST'S INVESTMENT ADVISER on page 6.

VARIATIONS

o Equitable Variable is subject to the insurance laws and regulations in every jurisdiction in which Corporate Incentive Life is sold. As a result, various time periods and other terms and conditions described in this prospectus may vary from state to state. These variations will be reflected in the policy.

o The  terms  of  Corporate   Incentive   Life  may  also  vary  where   special
  circumstances result in a reduction in our costs.

ADDITIONAL INFORMATION

CANCELLATION RIGHT

o You have a right to examine the policy. You may cancel the policy by sending it to our Administrative Office with a written request to cancel. Your request to cancel the policy must be postmarked no later than 10 days after you receive the policy. Insurance coverage ends when you send your request.

o If you cancel the policy, we will refund the premiums you paid. In certain cases where the policy was purchased as a result of an exchange of one of our life insurance policies, we may reinstate the prior policy.

o There may be income tax and withholding implications if you cancel.

POLICY TERMINATION

o The policy will go into default if the Net Cash Surrender Value is insufficient to cover monthly charges and the death benefit guarantee provision is not in effect. If this occurs, you will be notified and given the opportunity to maintain the policy in force by making additional payments. You may be able to restore a terminated policy within a limited time period, but this will require additional evidence of insurability. See YOUR POLICY CAN TERMINATE on page 16 and YOU MAY RESTORE A POLICY AFTER IT TERMINATES on page 16.

TAX EFFECTS

o Generally, under current Federal income tax law, death benefits are not subject to income tax and Policy Account earnings are not subject to income tax as long as they remain in the Policy Account. Death benefits and Policy Account earnings may, however, have Corporate Alternative Minimum tax consequences. Loans, partial withdrawals, surrender, maturity, policy termination, or a substitution of insured may result in recognition of income for tax purposes. See TAX EFFECTS on page 17.


                       HUDSON RIVER TRUST RATES OF RETURN

The rates of return shown below are based on the actual investment performance of The Hudson River Trust portfolios, after deduction for investment management fees and direct operating expenses of the Trust, for periods ending December 31, 1995. The historical performance of the Common Stock and Money Market Portfolios for periods prior to March 22, 1985 has been adjusted to reflect current investment management fees of .40% per annum and estimated direct operating expenses of the Trust of .10% per annum. The Common Stock Portfolio and its predecessors have been in existence since 1976.

The yields shown below are derived from the actual rate of return of the Trust portfolio for the period, which is then adjusted to omit capital changes in the portfolio during the period. We show the SEC standardized 7-day yield for the Money Market Portfolio and 30-day yield for the Intermediate Government Securities, Quality Bond and High Yield Portfolios.

These rates of return and yields are not illustrative of how actual investment performance will affect the benefits under your policy. Moreover, these rates of return and yields are not an estimate or guarantee of future performance.

THESE RATES OF RETURN AND YIELDS ARE FOR THE TRUST ONLY AND DO NOT REFLECT THE ADMINISTRATIVE AND COST OF INSURANCE CHARGES, SALES CHARGE, PREMIUM TAX CHARGE AND THE MORTALITY AND EXPENSE RISK CHARGE APPLICABLE UNDER A CORPORATE INCENTIVE LIFE POLICY. SUCH CHARGES WOULD REDUCE THE RETURNS AND YIELDS SHOWN. SEE
ILLUSTRATIONS OF CORPORATE INCENTIVE LIFE CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS BELOW.


                                                                 RATES OF RETURN FOR PERIODS ENDING DECEMBER 31, 1995
                                                       ------------------------------------------------------------------------
                                                                                                                      SINCE
PORTFOLIO                                  YIELDS       1 YEAR     3 YEARS     5 YEARS     10 YEARS     15 YEARS   INCEPTION(A)
---------                                 ----------   ---------  ----------   ---------   ----------   ---------  ------------
The Fixed Income Series:
Money Market............................
Intermediate Government Securities......
Quality Bond............................
High Yield..............................

The Equity Series:
Growth & Income.........................
Equity Index............................
Common Stock............................
Global..................................
International(b)........................
Aggressive Stock........................

The Asset Allocation Series:
Conservative Investors..................
Balanced................................
Growth Investors........................

----------
(a) The International Portfolio received its initial funding on April 3, 1995; the Equity Index Portfolio on March 1, 1994; the Growth & Income and Quality Bond Portfolios on October 1, 1993; the Intermediate Government Securities Portfolio on April 1, 1991; the Conservative Investors and the Growth Investors Portfolios on October 2, 1989; the Global Portfolio on August 27, 1987; the High Yield Portfolio on January 2, 1987; the Aggressive Stock and Balanced Portfolios on January 27, 1986; the predecessor of the Money Market Portfolio on July 13, 1981; and the predecessor of the Common Stock Portfolio on January 13, 1976.

(b) Unannualized.

Additional investment performance information appears in the attached Trust prospectus.

ILLUSTRATIONS OF CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS. The table on the next page was developed to demonstrate how the actual investment experience of the Trust and its predecessors would have affected the Cash Surrender Value of hypothetical Corporate Incentive Life policies held for specified periods of time. The table illustrates premiums and Cash Surrender Values of twelve hypothetical Corporate Incentive Life policies, each with a 100% premium allocation to a different Fund. The illustration also assumes that, in each case, the insured is a 45-year-old male, preferred non-tobacco user and that each policy has a level death benefit, a $200,000 Face Amount (not including any supplemental term insurance rider) and a $4,000 annual premium.

The table assumes that each policy was purchased on the first day of a calendar year. For Trust portfolios whose inception dates fall before June 30, the policy is assumed to have been purchased at the beginning of, and earned the actual return over, that entire calendar year of inception. For Trust portfolios whose inception dates fall after June 30, the policy is assumed to have been purchased at the beginning of the first full calendar year of that portfolio's operation. The table then illustrates what the Cash Surrender Value would have been after one policy year, after five policy years, after 10 policy years and on a current date.

Policy values reflect all charges assessed under the policy and by the Trust. Where applicable, current charges have been used to determine policy values; if guaranteed charges were used, the results would be lower.

         ILLUSTRATIONS OF CORPORATE INCENTIVE LIFE CASH SURRENDER VALUES
 BASED ON HISTORICAL INVESTMENT RESULTS $200,000 OF INITIAL INSURANCE PROTECTION
                               AND CURRENT CHARGES


                                 AT THE END OF              AT THE END OF              AT THE END OF
                                 THE FIRST YEAR             THE FIFTH YEAR             THE TENTH YEAR            DECEMBER 31, 1995
                              ---------------------      ---------------------      ---------------------      ---------------------
                               TOTAL        CASH          TOTAL        CASH          TOTAL        CASH          TOTAL        CASH
                              PREMIUM     SURRENDER      PREMIUM     SURRENDER      PREMIUM     SURRENDER      PREMIUM     SURRENDER
PORTFOLIO                      PAID         VALUE         PAID         VALUE         PAID         VALUE         PAID         VALUE
---------                     ---------------------      ---------------------      ---------------------      ---------------------
THE FIXED INCOME SERIES:
Money Market................
Int. Gov't Securities.......
Quality Bond................
High Yield..................

THE EQUITY SERIES:
Growth & Income.............
Equity Index................
Common Stock................
Global......................
International...............
Aggressive Stock............

THE ASSET ALLOCATION SERIES:
Conservative Investors......
Balanced....................
Growth Investors............


THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY IS [$                    ].

THESE VALUES ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

PART 1: DETAILED INFORMATION ABOUT EQUITABLE VARIABLE AND
        CORPORATE INCENTIVE LIFE INVESTMENT CHOICES


THE COMPANY THAT ISSUES CORPORATE INCENTIVE LIFE

EQUITABLE VARIABLE. Equitable Variable was organized in 1972 in New York State as a stock life insurance company. We are a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. At December 31, 1995, we had approximately $[ ] billion face amount of variable life insurance in force.

OUR PARENT, EQUITABLE. Equitable, a New York stock life insurance company, has been in business since 1859. Equitable is a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA beneficially owns 60.5% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company, Equitable and their subsidiaries. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies. Equitable, the Holding Company and their subsidiaries managed approximately $[ ] billion as of December 31, 1995. Equitable's assets do not back the benefits that we pay under our policies. Equitable's home office is 787 Seventh Avenue, New York, New York 10019.

THE SEPARATE ACCOUNT AND THE TRUST

THE SEPARATE ACCOUNT. The Separate Account was established on April 19, 1985 under the Insurance Law of the State of New York. The Separate Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act). This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account.

Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life insurance policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business we may conduct. This means that the assets supporting Policy Account values maintained in the Separate Account are not subject to the claims of our other creditors. We may also retain in the Separate Account amounts owed to us for charges or other permitted allocations. Because such retained amounts do not support Policy Account values, we may transfer them from the Separate Account to our general account at our discretion.

THE TRUST. The Separate Account has several funds, each of which invests in shares of a corresponding portfolio of the Trust. The Trust is an open-end diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different "series" of stock, each of which relates to a different Trust portfolio with a different investment policy. The Trust does not impose a sales charge or "load" for buying and selling its shares. The Trust's shares are bought and sold by our Separate Account at net asset value. The Trust's custodian is The Chase Manhattan Bank, N.A.

The Trust sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trust's portfolios is so large as to materially impair the investment performance of a portfolio or the Trust, we will examine other investment options.

THE TRUST'S INVESTMENT ADVISER. The Trust is advised by Alliance Capital Management L.P. (Alliance). Alliance is registered as an investment adviser under the Investment Advisers Act of 1940. Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable. Alliance's main office is 1345 Avenue of the Americas, New York, New York 10105.

Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 1995, Alliance was managing approximately $[ ] billion in assets.

The advisory fee payable by the Trust is based on the following annual percentages of the value of each portfolio's daily average net assets:

--------------------------------------------------------------------------------------------------------
                                                                      DAILY AVERAGE NET ASSETS
                                                              ------------------------------------------
                                                                 FIRST          NEXT           OVER
                                                                 $350           $400           $750
PORTFOLIO                                                       MILLION        MILLION        MILLION
---------                                                     ------------   ------------   ------------
Common Stock, Money Market and Balanced...................       .400%          .375%          .350%
Aggressive Stock and Intermediate Government Securities...       .500%          .475%          .450%
High Yield, Global, Conservative Investors and
   Growth Investors.......................................       .550%          .525%          .500%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                      DAILY AVERAGE NET ASSETS
                                                              ------------------------------------------
                                                                 FIRST          NEXT
                                                                 $500           $500           OVER
PORTFOLIO                                                       MILLION        MILLION      $1 BILLION
---------                                                     ------------   ------------   ------------
Quality Bond and Growth & Income..........................       .550%          .525%          .500%
--------------------------------------------------------------------------------------------------------

                                                                 FIRST          NEXT           OVER
                                                                 $750           $750           $1.5
PORTFOLIO                                                       MILLION        MILLION        BILLION
---------                                                     ------------   ------------   ------------
Equity Index..............................................       .350%          .300%          .250%
--------------------------------------------------------------------------------------------------------

                                                                 FIRST                         OVER
                                                                 $500           NEXT           $1.5
PORTFOLIO                                                       MILLION      $1 BILLION       BILLION
---------                                                     ------------   ------------   ------------
International.............................................       .900%          .850%          .800
--------------------------------------------------------------------------------------------------------

INVESTMENT POLICIES OF THE TRUST'S PORTFOLIOS. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the Trust's portfolios are as follows:

----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                    INVESTMENT POLICY                                          OBJECTIVE
-----------                  --------------------                                       -----------
FIXED INCOME SERIES:

MONEY MARKET............     Primarily  high  quality  short-term  money  market        High   level  of  current   income   while
                             instruments.                                               preserving    assets    and    maintaining
                                                                                        liquidity.

INTERMEDIATE............     Primarily debt  securities  issued or guaranteed by        High  current   income   consistent   with
GOVERNMENT                   the   U.S.    Government,    its    agencies    and        relative stability of principal.
SECURITIES                   instrumentalities.  Each  investment  will  have a
                             final  maturity  of not  more  than 10  years or a
                             duration not exceeding that of a 10-year  Treasury
                             note.

QUALITY BOND............     Primarily investment grade fixed-income securities.        High  current   income   consistent   with
                                                                                        preservation of capital.

HIGH YIELD..............     Primarily   a   diversified   mix  of  high  yield,        High return by maximizing  current  income
                             fixed-income     securities    involving    greater        and,  to the extent  consistent  with that
                             volatility  of  price  and  risk of  principal  and        objective, capital appreciation.
                             income than high quality  fixed-income  securities.
                             The medium and lower  quality  debt  securities  in
                             which the  Portfolio  may invest are known as "junk
                             bonds."

EQUITY SERIES:

GROWTH & INCOME.........     Primarily   income   producing  common  stocks  and        High total  return  through a  combination
                             securities convertible into common stocks.                 of    current     income    and    capital
                                                                                        appreciation.

EQUITY INDEX............     Selected  securities  in the S&P's  500 Index  (the        Total  return  performance  (before  trust
                             "Index")  which the adviser  believes  will, in the        expenses)    that     approximates     the
                             aggregate,  approximate the performance  results of        investment   performance   of  the   Index
                             the Index.                                                 (including  reinvestment  of dividends) at
                                                                                        a risk level  consistent  with that of the
                                                                                        Index.

COMMON STOCK............     Primarily   common  stock  and  other   equity-type        Long-term    growth   of    capital    and
                             instruments.                                               increasing income.

GLOBAL..................     Primarily  equity  securities of non-United  States        Long-term growth of capital.
                             as well as United States companies.

INTERNATIONAL...........     Primarily equity  securities  selected  principally        Long-term growth of capital.
                             to  permit   participation  in  non-United   States
                             companies with prospects for growth.

AGGRESSIVE STOCK........     Primarily  common  stocks  and  other   equity-type        Long-term growth of capital.
                             securities  issued  by  medium  and  other  smaller
                             sized companies with strong growth potential.
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                    INVESTMENT POLICY                                          OBJECTIVE
-----------                  --------------------                                       -----------
ASSET ALLOCATION SERIES:

CONSERVATIVE............     Diversified  mix of  publicly-traded,  fixed-income        High   total   return   without,   in  the
INVESTORS                    and  equity  securities;  asset  mix  and  security        adviser's    opinion,    undue   risk   to
                             selection   are   primarily   based  upon   factors        principal.
                             expected  to  reduce   risk.   The   Portfolio   is
                             generally  expected  to hold  approximately  70% of
                             its assets in fixed  income  securities  and 30% in
                             equity securities.

BALANCED................     Primarily  common  stocks,   publicly-traded   debt        High  return   through  a  combination  of
                             securities    and   high   quality   money   market        current income and capital appreciation.
                             instruments.  The  Portfolio is generally  expected
                             to hold 50% of its assets in equity  securities and
                             50% in fixed income securities.

GROWTH INVESTORS........     Diversified  mix of  publicly-traded,  fixed-income        High  total  return  consistent  with  the
                             and  equity  securities;  asset  mix  and  security        adviser's
                             selection  based upon factors  expected to increase        determination of reasonable risk.
                             possibility   of  high   long-term   return.   The
                             Portfolio   is   generally    expected   to   hold
                             approximately   70%  of  its   assets   in  equity
                             securities and 30% in fixed income securities.
----------------------------------------------------------------------------------------------------------------------------------

Because Policy Account values may be invested in mutual fund options, Corporate Incentive Life offers an opportunity for the Cash Surrender Value to appreciate more rapidly than it would under comparable fixed benefit whole life insurance. You must, however, accept the risk that if investment performance is unfavorable, the Cash Surrender Value may not appreciate as rapidly and, indeed, may decrease in value.

More detailed information about the Trust, its investment policies, risks, expenses and all other aspects of its operations, appears in its prospectus, which is attached to this prospectus, and in its Statement of Additional Information referred to therein.


THE GUARANTEED INTEREST ACCOUNT

You may allocate some or all of your Policy Account to the Guaranteed Interest Account, which is funded by our general account and pays interest at a declared rate guaranteed for one year. The principal, after deductions, is also guaranteed. The general account supports all of our insurance and annuity guarantees, including the Guaranteed Interest Account, as well as our general obligations. The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (1933 Act), nor is the general account an investment company under the 1940 Act. Accordingly, neither the general account, the Guaranteed Interest Account nor any interests therein are subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures that are included in the prospectus for your information and that relate to the general account and the Guaranteed Interest Account. These disclosures, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The amount you have in the Guaranteed Interest Account at any time is the sum of the amounts allocated or transferred to it, plus the interest credited to it, minus amounts deducted, transferred and withdrawn from it. In addition, any policy loan is secured by an amount in your Policy Account equal to the outstanding loan. This amount remains part of the Policy Account but is assigned to the Guaranteed Interest Account. We refer to this amount as the loaned amount in the Guaranteed Interest Account. A Living Benefit payment will also result in amounts being transferred to the Guaranteed Interest Account. See LIVING BENEFIT OPTION on page 11.

ADDING INTEREST IN THE UNLOANED GUARANTEED INTEREST ACCOUNT. We pay a declared interest rate on all amounts that you have in the Guaranteed Interest Account. At policy issuance, and prior to each policy anniversary, we declare the rates that will apply to amounts in the unloaned Guaranteed Interest Account for the following policy year. Different rates may apply to policies currently being issued and previously issued policies. These annual interest rates will never be less than the minimum guaranteed interest rate of 4%, before policy deductions. Different rates are also paid on unloaned and loaned amounts in the Guaranteed Interest Account. See POLICY LOAN INTEREST on page 13. Amounts securing a Living Benefit payment are considered unloaned amounts for purposes of crediting interest. Interest accrues and is credited daily at an effective annual rate that equals the declared rate for each policy year.

TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT. Transfers out of the Guaranteed Interest Account to the Separate Account are allowed once a year on or within 30 days after your policy anniversary. If we receive your transfer request up to 30 days before your policy anniversary, the transfer will be made on your policy anniversary. If we receive your request on or within 30 days after your policy anniversary, the transfer will be made as of the date we receive your request. You may transfer up to 25% of your unloaned value in the

Guaranteed Interest Account as of the transfer date. Amounts securing a Living Benefit payment may not be transferred from the Guaranteed Interest Account.


PART 2: DETAILED INFORMATION ABOUT CORPORATE INCENTIVE LIFE

FLEXIBLE PREMIUMS

You may choose the amount and frequency of premium payments, as long as they are within the limits described below. We determine the applicable minimum initial premium based on the age, sex and tobacco user status of the insured person, the initial Face Amount of the policy and any additional term insurance benefit selected. In certain situations, however, no distinction is made based on the sex of the insured person. See COST OF INSURANCE CHARGES on page 15. You may choose to pay a higher initial premium.

The full minimum initial premium must be given to your agent or broker on or before the day the policy is delivered to you. No insurance under your policy will take effect (a) until a policy is delivered and the full minimum initial premium is paid while the person proposed to be insured is living and (b) unless the information in the application continues to be true and complete, without material change, as of the time the initial premium is paid. If you have submitted the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured. You may review a copy of our Temporary Insurance Agreement on request.

Premiums must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to Equitable Variable. Premiums after the first must be sent directly to our Administrative Office. The minimum premium is $100 (policies issued in some states or automatic payment plans may have different minimums.) This minimum may be increased if we give you written notice.

We may return premium payments if we determine based upon our interpretation of current tax rules that they would cause your policy to become a modified endowment contract or to cease to qualify as life insurance under Federal income tax law. We may also make such changes to the policy as we deem necessary to continue to qualify the policy as life insurance. See TAX EFFECTS on page 17 for an explanation of modified endowment contracts, the special tax consequences of such contracts, and how your policy might become a modified endowment contract.

PLANNED PERIODIC AND DEATH BENEFIT GUARANTEE PREMIUMS. Although premiums are flexible, the Policy Information Page will show a "planned" periodic premium and a "death benefit guarantee premium." We measure actual premiums against accumulated death benefit guarantee premiums to determine whether the death benefit guarantee provision will prevent the policy from going into default.

The death benefit guarantee premium is actuarially determined at issue based on the age, sex, tobacco user status and underwriting class of the insured person and the Face Amount. The death benefit guarantee premium may change if you make policy changes that decrease the Face Amount of the policy or if there is a change in the insured person's underwriting or tobacco user classification. We reserve the right to limit the amount of any premium payments which are in excess of the greater of the planned periodic premium or the death benefit guarantee premium.

The planned periodic premium is an amount you determine (within limits set by us) when you apply for the policy. The planned premium may be more or less than the death benefit guarantee premium. Neither the planned premium nor the death benefit guarantee premium are required premiums. Failure to pay premiums could cause the policy to terminate. See YOUR POLICY CAN TERMINATE on page 16.

PREMIUM AND MONTHLY CHARGE ALLOCATIONS. On your application you provide us with initial instructions as to how to allocate your net premiums and monthly charges among the Funds and the Guaranteed Interest Account. Allocation percentages may be any whole number from zero to 100, but the sum must equal 100. Allocations to a Fund take effect on the first business day that follows the 20th calendar day after the Issue Date of your policy. The Issue Date is shown on the Policy Information Page, and is the date we actually issue your policy. The date your allocation instructions take effect is called the Allocation Date. Our business days are described in HOW WE DETERMINE THE UNIT Value on page 12.

Until the Allocation Date, any net premiums allocated to a Fund will be allocated to the Money Market Fund, and all monthly deductions allocated to a Fund will be deducted from the Money Market Fund. On the Allocation Date, amounts in the Money Market Fund will be allocated to the various Funds in accordance with your policy application. We may delay the Allocation Date for the same reasons that we would delay effecting a transfer request. There will be no charge for the transfer out of the Money Market Fund on the Allocation Date.

You may change  the  allocation  percentages  for either  your  current  premium payment or the current and future premium payments by writing to our Administrative Office and indicating the changes you wish to make. Your request must be signed. These changes will go into effect as of the date your request is received at our Administrative Office, but no earlier than the first business day following the Allocation Date, and will affect transactions on and after such date.

DEATH BENEFITS

We pay a benefit to the beneficiary of the policy when the insured person dies. This benefit will be equal to the death benefit under your policy plus any additional term insurance benefit included in your policy, less any policy loan, any lien securing a Living Benefit payment and accrued interest. If the insured person dies during a grace period, we will also deduct any overdue monthly charges.

You may choose between two death benefit options:

o OPTION A provides a death benefit equal to the policy's Face Amount. Except as described below, the Option A benefit is fixed.

o OPTION B provides a death benefit equal to the policy's Face Amount PLUS the amount in your Policy Account on the day the insured person dies. Under Option B, the value of the benefit is variable and fluctuates with the amount in your Policy Account.

Under both options, a higher death benefit may apply. This higher death benefit is a percentage multiple of the amount in your Policy Account. The percentage is generally based on provisions of Federal tax law which require a minimum death benefit in relation to cash value for your policy to qualify as life insurance. A higher percentage multiple than that required by Federal tax law will be applied at ages 91 and over. Since cost of insurance charges are assessed on the difference between the Policy Account value and the death benefit, these charges will increase if the higher death benefit takes effect.

The higher death benefit will be the amount in your Policy Account on the day the insured person dies times the percentage for the insured person's age (nearest birthday) at the beginning of the policy year of the insured person's death. The percentage declines as the insured person gets older. For ages that are not shown on the following table, the percentage multiples will decrease by a ratable portion for each full year.

---------------------------------------------------------------------------------------------------------------------------
                         TABLE OF DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY ACCOUNT VALUES
INSURED             40 or         45          50          55          60           65          70        75 to         100
PERSON'S AGE        under                                                                                  95
                     250%        215%        185%        150%        130%         120%        115%        105%         100%
---------------------------------------------------------------------------------------------------------------------------

For example, if the insured person were 75 years old and your policy had a Policy Account value of $200,000, the higher death benefit would be 105% of $200,000 or $210,000.

GUARANTEEING THE DEATH BENEFIT. We will guarantee your death benefit coverage, regardless of the policy's investment performance, if you have paid a certain amount of premiums into your policy and you have not withdrawn or borrowed those amounts. The death benefit guarantee provision is not available if you have elected any death benefit coverage under the supplemental term insurance rider. See SUPPLEMENTAL INSURANCE ON THE INSURED PERSON on page 11.

The death benefit option you select (A or B) can affect the length of time that the death benefit guarantee provision will last. If you have selected death benefit Option A, and you never change it to Option B, then the death benefit guarantee provision will terminate on the Final Policy Date. See MATURITY BENEFIT on page 11. If ever your policy, at any time, has an Option B death benefit, the death benefit guarantee provision will terminate on the later of
(1) the policy anniversary nearest the insured person's [ ]th birthday or (2) the [ ]th policy anniversary. However, if your death benefit first changes to an Option B after this time, the death benefit guarantee provision will terminate immediately.

Under the death benefit guarantee provision, we compare the death benefit guarantee premium fund with the actual premium fund in order to determine whether your coverage remains in effect. Your policy will not go into default if the actual premium fund is equal to or greater than the death benefit guarantee premium fund and any policy loan plus accrued interest does not exceed the Cash Surrender Value. The death benefit guarantee premium fund for any policy month is the accumulation of the death benefit guarantee premium shown on the Policy Information Page up to that month, at 4% interest. The actual premium fund for any policy month is the accumulation of all the premiums actually paid under the policy at 4% interest, less all withdrawals accumulated at 4% interest.

CHANGES IN INSURANCE PROTECTION

DECREASING THE FACE AMOUNT. After the second policy year, you may request a decrease in your policy's Face Amount. You must send your signed written request to our Administrative Office. See TAX EFFECTS on page 17 for the tax consequences of changing the Face Amount. Any change will be subject to our approval and the following conditions.

You may not reduce the Face Amount below the minimum we require to issue this policy at the time of the reduction. Any reduction must be at least $10,000. The reduction will be allocated between the base policy and any supplemental term insurance rider in proportion to their respective Face Amounts at issue, subject to maintaining the minimum base policy Face Amount that we require. The death benefit guarantee premium as well as monthly deductions from your Policy Account for the cost of insurance will generally decrease, beginning on the date the decrease in Face Amount takes effect.

CHANGING THE DEATH BENEFIT OPTION. After the second policy year, you may change the death benefit option by sending a signed written request to our Administrative Office. See TAX EFFECTS on page 17 for the tax consequences of changing the death benefit option.

o If you change from OPTION A TO OPTION B, the Face Amount will be decreased by the amount in your Policy Account on the date of the change. This change will shorten the length of time the death benefit guarantee provision is available. See GUARANTEEING THE DEATH BENEFIT on page 10. We may not allow such a change if it would reduce the Face Amount below the minimum required to issue this policy at the time of the reduction. We may require evidence of insurability to make the change.

o If you change from OPTION B TO OPTION A, the Face Amount will be increased by the amount in the Policy Account on the date of the change.

These increases and decreases in Face Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which cost of insurance charges for the base policy are based (see COST OF INSURANCE CHARGES on page 15). If your death benefit is determined by a percentage multiple of the Policy Account, however, the new Face Amount will be determined differently.

SUBSTITUTION OF INSURED PERSON. If you provide satisfactory evidence that the person proposed to be insured is insurable, then, subject to certain restrictions, you may, after the second policy year, substitute the insured person under your policy. The cost of insurance charges may change. Since substituting the insured person is a taxable event and may have other adverse tax consequences as well, you should consult your tax adviser prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences of making this change. A $100 charge will be deducted from the Policy Account for each substitution of insured person.

WHEN POLICY CHANGES GO INTO EFFECT. A substitution of the insured person, or change in Face Amount or death benefit option, will go into effect on the beginning of the policy month that coincides with or follows the date we approve the request for the change. In some cases we may not approve a change because based on our understanding of current rules, the change might disqualify your policy as life insurance under applicable Federal tax law. In other cases there may be adverse tax consequences as a result of the change. See TAX EFFECTS on page 17.

MATURITY BENEFIT

If the insured person is still living on the policy anniversary nearest his or her 100th birthday (Final Policy Date), we will pay you the amount in the Policy Account net of any policy loan, any lien securing a Living Benefit payment and accrued interest. The policy will then terminate. You may choose to have this benefit paid in installments. See TAX EFFECTS on page 17 and YOUR PAYMENT OPTIONS on page 20.

LIVING BENEFIT OPTION

Subject to our underwriting guidelines and availability in your state, our Living Benefit rider will be added to your policy at issue. The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding any death benefit payable under the supplemental term insurance rider) if the insured person has a terminal illness. Certain eligibility requirements apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than a six month life expectancy). There is no additional charge for the rider, but we will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. In addition, if you tell us that you do not wish to have the Living Benefit rider added at issue, but you later ask to add it, additional underwriting will be required and there will be a $100 administrative charge.

When a Living Benefit claim is paid, we establish a lien against the policy. The amount of the lien is the sum of the Living Benefit payment and any accrued interest on that payment. Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted in the state in which your policy is delivered. See BORROWING FROM YOUR POLICY ACCOUNT -- POLICY LOAN INTEREST on pages 12 and 13.

Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This liened amount will be transferred to the Guaranteed Interest Account where it will earn interest at the same rate as unloaned amounts. See THE GUARANTEED INTEREST ACCOUNT on page
8. This liened amount will not be available for loans, transfers or partial withdrawals. Any death benefit, maturity benefit or Net Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.

Unlike a death benefit received by a beneficiary after the death of an insured, receipt of a Living Benefit payment may be taxable as a distribution under the policy. See TAX EFFECTS on page 17 for a discussion of the tax treatment of distributions under the policy. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. You should contact your Equitable agent if you wish to make a claim under the rider.

SUPPLEMENTAL INSURANCE ON THE INSURED PERSON

You may purchase at issue death benefit coverage on the insured person through a supplemental term insurance rider. Choosing coverage under the supplemental term insurance rider in lieu of coverage under the base policy will reduce total charges and increase Policy Account values on a current charge basis. The more supplemental term insurance coverage you elect, the greater will be the amount of the reduction in charges and increase in Policy Account values on a current charge basis. However, the supplemental term insurance rider has higher guaranteed maximum cost of insurance charges than the base policy. On a guaranteed charge basis, the use of the rider will increase charges and decrease Policy Account values. In addition, if you elect any coverage under this rider, the death benefit guarantee provision will not be available and the Living Benefit rider will not apply to the supplemental term insurance.

The minimum Face Amount that we will issue under the rider is $10,000. The minimum total Face Amount (Face Amount under the rider plus base policy Face
Amount) that must be maintained at all times is $100,000, of which at least $50,000 must be coverage under the base policy. Premiums are allocated between the base policy and the rider in proportion to their respective Face Amounts at issue, and a charge equal to 2% will be deducted from premiums allocated to the rider to cover sales expenses. Premiums allocated to the base policy are subject to a different sales charge. See PREMIUM SALES CHARGE on page 14. Coverage under the supplemental term insurance rider is not included when we calculate the amount of the administrative charge.

If the base policy becomes subject to a higher death benefit in order to maintain its qualification as life insurance, the amount of coverage provided by the supplemental term insurance rider will automatically decrease to offset the increases in the base policy death benefit. Your agent can provide further information and policy illustrations showing how the supplemental term insurance rider can affect your policy values under different assumptions.

YOUR POLICY ACCOUNT VALUE

The amount in your Policy Account is the sum of the amounts you have in the Guaranteed Interest Account and in the Funds. Your Policy Account also reflects various charges. See DEDUCTIONS AND CHARGES on page 14.

AMOUNTS IN THE SEPARATE ACCOUNT. Amounts allocated, transferred or added to a Fund are used to purchase units of that Fund. Units are redeemed from a Fund when amounts are withdrawn, transferred or deducted for charges or capitalized loan interest. The number of units purchased or redeemed in a Fund is calculated by dividing the dollar amount of the transaction by the Fund's unit value calculated after the close of business that day. On any given day, the value you have in a Fund is the unit value for that Fund times the number of units credited to you in that Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine unit values for the Funds at the end of each business day. Generally, a business day is any day we are open and the New York Stock Exchange is open for trading. We are closed for national business holidays, including Martin Luther King, Jr. Day, and also on the Friday after Thanksgiving. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. We will not process any policy transactions received on those days other than a policy anniversary report, monthly charge deduction and the payment of death benefit proceeds. The unit value for any business day is equal to the unit value for the preceding business day multiplied by the net investment factor for that Fund on that business day.

A net investment factor is determined for each Fund of the Separate Account every business day as follows: first, we take the net asset value of a share in the corresponding Trust portfolio at the close of business that day, as reported by the Trust, and we add the per share amount of any dividends or capital gains distributions paid by the Trust on that day. We divide this amount by the per share net asset value on the preceding business day. Finally, we reserve the right to subtract any daily charge for taxes or amounts set aside as a reserve for taxes.

TRANSFERS OF POLICY ACCOUNT VALUE. You may request a transfer of amounts among Funds or to the Guaranteed Interest Account. Special rules apply to transfers out of the Guaranteed Interest Account. See TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 8. You may make a transfer by telephone or by submitting a signed written transfer request to our Administrative Office. Transfer request forms are available from your Equitable agent or from our Administrative Office. Special rules apply to telephone transfers. See TELEPHONE TRANSFERS on page 12.

Transfers take effect on the date we receive your request, but no earlier than the first business day following the Allocation Date. When part of a transfer request cannot be processed, we will not process any part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where the request is for a transfer of an amount greater than that currently allocated to a Fund. We may delay making a transfer if the New York Stock Exchange is closed or the SEC has declared that an emergency exists. In addition, we may delay transfers where permitted under applicable law.

TELEPHONE TRANSFERS. In order to make transfers by telephone, you must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed signed form MUST be returned to our Administrative Office before requesting a telephone transfer.

Telephone transfers may be requested on each day we are open to transact business. You will receive the Fund's unit values as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 p.m. Eastern Time. Only one telephone transfer request is permitted per day and it may not be revoked at any time. The telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described above.

We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of up to $25 for transfers of Policy Account value. Currently, you will be able to make 12 free transfers in any policy year, but we will charge $25 per transfer after the twelfth transfer. No charge will ever apply to the transfer of all of your amounts in the Separate Account to the Guaranteed Interest Account.

BORROWING FROM YOUR POLICY ACCOUNT

You may borrow up to 90% of your policy's Cash Surrender Value using only your policy as security for the loan. If you request an additional loan, the additional amount will be added to the outstanding loan and accrued loan interest. Any amount that secures a loan remains part of your Policy Account but is assigned to the Guaranteed Interest Account. This loaned amount earns an interest rate expected to be different from the interest rate for unloaned amounts. Amounts securing a Living Benefit payment are not available for policy loans.

HOW TO REQUEST A LOAN. You may request a loan by sending a signed written request to our Administrative Office. You should tell us how much of the loan you want taken from your unloaned amount in the Guaranteed Interest Account and how much you want taken from the Funds. If you request a loan from a Fund, we will redeem units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Account. The amounts you have in each Fund or the Account will be determined as of the day your request for a loan is received at our Administrative Office.

If you do not indicate how you wish to allocate it, the loan will be allocated based on the proportions of your unloaned amount in the Guaranteed Interest Account and your values in the Separate Account to the unloaned value of your Policy Account.

POLICY LOAN INTEREST. Interest on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each calendar year. The same rate applies to any outstanding policy loans and any new amounts you borrow during the year. You will be notified of the current rate when you apply for a loan. The maximum rate is the greater of 5%, or the "Published Monthly Average" for the month that ends two months before the interest rate is set. The "Published Monthly Average" is the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc. If this average is no longer published, we will use any successor or the average established by the insurance supervisory official of the jurisdiction in which the policy is delivered. We will not charge more than the maximum rate permitted by applicable law. We may also set a rate lower than the maximum.

Any change in the rate from one year to the next will be at least 1/2%. The maximum loan interest rate will only change, therefore, if the Published Monthly Average differs from the previous interest rate by at least 1/2 of 1%. You will be notified in advance of any increase in the interest rate on any loan you have outstanding.

When you borrow on your policy, the amount of your loan is set aside in the Guaranteed Interest Account where it earns a declared rate for loaned amounts. The interest rate we credit to the loaned portion of the Guaranteed Interest Account will be at an annual rate up to 2% less than the loan interest rate we charge. However, we reserve the right to credit a lower rate than this if in the future tax laws change such that our taxes on policy loans or policy loan interest are increased.

Under our current rules, the rate we credit on loaned amounts for the first fifteen policy years is 1% less than the rate we charge for policy loan interest, and beginning in the sixteenth policy year, the rate difference drops from 1% to 1/4 of 1%. Because Corporate Incentive Life was offered for the first time in 1996, no reduction in the rate difference in the sixteenth policy year has yet been attained. These rate differentials are those currently in effect and are not guaranteed. Interest credited on loaned amounts will never be less than 4%.

WHEN INTEREST IS DUE. Interest is due on each policy anniversary. If you do not pay the interest when it is due, the difference between the loan interest due and the interest credited on the loaned portion of the Guaranteed Interest Account will be added to your outstanding loan and allocated based on the proportion that your unloaned value in the Guaranteed Interest Account and your values in the Funds bear to the total unloaned value in your Policy Account. This means an additional loan is made to pay the interest and amounts are transferred from the investment funds to make the loan.

REPAYING THE LOAN. You may repay all or part of a policy loan at any time. We assume that any money you send us is a premium payment unless you specifically indicate in writing that it is to be applied as a loan repayment. Loan repayments are not subject to charges for applicable taxes or a Premium Sales Charge. Any amount not needed to repay a loan and accrued loan interest will be applied as a premium payment. We will first allocate loan repayments to our Guaranteed Interest Account until the amount of any loans originally allocated to that Account have been repaid. After you have repaid this amount, you may choose how you want us to allocate repayments. If you do not provide specific instructions, repayments will be allocated based on the proportion that your unloaned value in the Guaranteed Interest Account and your values in the Funds bear to the total unloaned value in your Policy Account.

THE EFFECTS OF A POLICY LOAN. A loan will have a permanent effect on the value of your Policy Account and, therefore, on the benefits under your policy, even if the loan is repaid. The loaned amount set aside in the Guaranteed Interest Account will not be available for investment in the Funds or in the unloaned portion of the Guaranteed Interest Account. Whether you earn more or less with the loaned amount set aside depends on the investment experience of the Funds and the rates declared for the unloaned portion of the Guaranteed Interest Account. The amount of any policy loan and accrued loan interest will reduce the proceeds paid from your policy upon the death of the insured person, policy maturity or policy surrender. In addition, a loan will reduce the amount available for you to withdraw from your policy. See TAX EFFECTS on page 17 for the tax consequences of a policy loan. A loan may also affect the length of time that your insurance remains in force because the amount set aside to secure your loan cannot be used to cover monthly deductions or a loan may prevent the death benefit guarantee provision from keeping the policy out of default. See YOUR POLICY CAN TERMINATE on page 16.

PARTIAL WITHDRAWALS AND SURRENDER

PARTIAL WITHDRAWALS. At any time after the first policy year while the insured person is living, you may request a partial withdrawal of your Net Cash Surrender Value by writing to our Administrative Office. Your request must be signed. When you make a partial withdrawal, an expense charge of $25 or 2% of the amount requested, whichever is less, will also be deducted from your Policy Account. Any such withdrawal is subject to our approval and to certain conditions. Amounts securing a Living Benefit payment are not available for partial withdrawals. In addition, we reserve the right to decline a request for a partial withdrawal. Under our current rules, a withdrawal must:

o not cause the death benefit to fall below the minimum Face Amount for which we would issue the policy at the time, and

o not cause the policy to fail to qualify as life insurance under applicable tax law.

You may specify how much of the withdrawal you want taken from amounts you have in each Fund and the unloaned portion of the Guaranteed Interest Account. If you do not specifically indicate, we will make the withdrawal and deduct the related expense charge based on the proportions of your unloaned amounts in the Guaranteed Interest Account and the Funds to the total unloaned value of your Policy Account.

A partial withdrawal reduces the amount you have in your Policy Account and Cash Surrender Value on a dollar-for-dollar basis. Normally, it also reduces the total death benefit on a dollar-for-dollar basis. However, if the total death benefit is based on the Policy Account percentage multiple, the reduction in death benefit would be greater. The withdrawal and these reductions will be effective as of the date your request is received at our Administrative Office. See TAX EFFECTS on page 17 for the tax consequences of a partial withdrawal and a reduction in benefits.

SURRENDER FOR NET CASH SURRENDER VALUE. The Cash Surrender Value is the amount in your Policy Account. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest.

You may surrender your policy for its Net Cash Surrender Value at any time while the insured person is living. See TAX EFFECTS on page 17 for the tax consequences of a surrender. We will deduct from the Net Cash Surrender Value any amount securing a Living Benefit payment. We will compute the Net Cash Surrender Value as of the date we receive your written surrender request and the policy at our Administrative Office. All insurance coverage under your policy will end on that date.

DEDUCTIONS AND CHARGES

DEDUCTIONS FROM PREMIUMS. Charges for applicable taxes are deducted from all premiums and a Premium Sales Charge will be deducted from your premiums as specified below. The balance of each premium (the net premium) is placed in your Policy Account.

Charges for Applicable Taxes and all additional charges imposed on premium payments by states and certain jurisdictions are deducted from each premium payment. Such taxes currently range from .75% to 5% (Virgin Islands). This tax is incurred by Equitable Variable, so you cannot deduct it on your income tax return. The amount of the tax will vary depending on the jurisdiction in which the insured person resides.

This charge will be increased or decreased to reflect any changes in the applicable tax. In addition, if an insured person changes his or her place of residence, you should notify us to change the charge to the tax rate of the new jurisdiction.

Premium Sales Charge. A percentage of each premium will be deducted to compensate us in part for sales and promotional expenses in connection with selling Corporate Incentive Life, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. We pay these expenses from our own resources, including the Premium Sales Charge and any profit we may earn on the charges deducted under the policy. The maximum Premium Sales Charge for premiums allocated to the base policy is equal to 9.0% of such premiums paid through the tenth policy year and 3.0% of such premiums paid thereafter. Premiums allocated to the supplemental term insurance rider have a lower sales charge. See SUPPLEMENTAL INSURANCE ON THE INSURED PERSON on page 11.

Currently, we deduct the 9.0% Premium Sales Charge from each base policy premium payment until the cumulative premiums paid during the first 10 policy years equals seven times the "target premium" and 3.0% thereafter. The target premium varies by issue age, sex and tobacco user status of the insured person and the policy's Face Amount, and is generally less than or equal to one seven-pay premium. The seven-pay premium is defined by the Internal Revenue Code and is based on a hypothetical policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven level annual payments. We reserve the right, however, to deduct the maximum Premium Sales Charge as described in the preceding paragraph from each premium payment at any time.

DEDUCTIONS FROM YOUR POLICY ACCOUNT. At the beginning of each policy month, the following charges are deducted from your Policy Account:

Monthly Administrative Charge. The administrative charge is designed to cover the costs of issuing your policy and the costs of maintaining your policy, such as billing, policy transactions, policyowner communications. This charge is designed to reimburse us for expenses and we do not expect to profit from it. The current administrative charge is equal to $16.50 per month in the first three policy years (guaranteed not to exceed $18.50 per month) and $4 thereafter (guaranteed not to exceed $6), plus a monthly charge per $1,000 of base policy Face Amount at issue for the first ten policy years as follows:


ISSUE AGE      CURRENT CHARGE      GUARANTEED MAXIMUM CHARGE
---------      --------------      -------------------------
  18-39             $.11                      $.15
  40-49             $.14                      $.18
  50-59             $.18                      $.22
  60-80             $.22                      $.26

The current monthly charge per $1,000 of base policy Face Amount at issue is equal to $.02 during the 11th policy year and later (guaranteed not to exceed $.06).

Cost Of Insurance Charges. The base policy cost of insurance charge is calculated by multiplying the net amount at risk at the beginning of the policy month by the monthly cost of insurance rate applicable to the insured person at that time. The net amount at risk is the difference between the base policy current death benefit and the amount in your Policy Account.

Your cost of insurance charge will vary from month to month with changes in the net amount at risk. For example, if the current death benefit for the month is increased because the death benefit is based on a percentage multiple of the Policy Account, then the net amount at risk for the month will increase. Assuming the percentage multiple is not in effect, increases or decreases to the Policy Account will result in a corresponding decrease or increase to the net amount at risk under Option A policies, but no change to the net amount at risk under Option B policies. Increases or decreases to the Policy Account can result from making premium payments, investment experience or the deduction of charges.

The cost of any supplemental term insurance rider you purchase will be deducted monthly. Your monthly cost of insurance for this rider will equal the cost of insurance rate times the amount of coverage (per thousand) under the rider at the beginning of the policy month.

The monthly cost of insurance rates applicable to your policy will be based on our current monthly cost of insurance rates. The current monthly cost of insurance rates may be changed from time to time. However, the current rates will never be more than the guaranteed maximum rates set forth in your policy, which are based on the Commissioner's 1980 Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. The supplemental term insurance rider has higher guaranteed maximum cost of insurance charges than the base policy. The current and guaranteed monthly cost of insurance rates are determined based on the sex, age, underwriting class and tobacco user status of the insured person. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since a policy has been issued). Lower current cost of insurance rates generally apply for insured persons who qualify as non-tobacco users. To qualify, an insured person must meet additional requirements that relate to tobacco use.

There will be no distinctions based on sex in the cost of insurance rates for Corporate Incentive Life policies sold in Montana. The guaranteed cost of insurance rates for Corporate Incentive Life policies in this state are based on the Commissioner's 1980 Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table.

Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Corporate Incentive Life in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Mortality And Expense Risk Charge. A monthly charge for assuming MORTALITY AND EXPENSE RISKS will be made. The annual current rate is .20% of the unloaned Policy Account value on the date this charge is assessed. The annual guaranteed maximum rate is .40%. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your Policy Account will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risk that the cost of issuing and administering policies will be greater than we expected. If the amount collected from this charge exceeds losses from the risks assumed, it will be to our profit.

Transaction Charges. In addition to the monthly deductions from your Policy Account described above, we charge fees for certain policy transactions: see
PARTIAL WITHDRAWALS on page 13, SUBSTITUTION OF INSURED PERSON on page 11, LIVING BENEFIT OPTION on page 11 and TRANSFERS OF POLICY ACCOUNT VALUE on page
12. Also, if, after your policy is issued, you request more than one illustration in a policy year, we may charge a fee. See ILLUSTRATIONS OF POLICY BENEFITS on page 25.

How Policy Account Charges Are Allocated. Generally, deductions from your Policy Account for monthly charges are made from the Funds and the unloaned portion of our Guaranteed Interest Account in accordance with the deduction allocation percentages specified in your application unless you instruct us in writing to do otherwise. See PREMIUM AND MONTHLY CHARGE ALLOCATIONS on page 9. If a deduction cannot be made in accordance with these percentages, it will be made based on the proportions that your unloaned amounts in the Guaranteed Interest Account and your amounts in the Funds bear to the total unloaned value of your Policy Account.

Changes. Any changes in the cost of insurance rates, Premium Sales Charge, mortality and expense risk charge or administrative charges will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes. We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which would reduce the investment experience of the Funds. See TAX EFFECTS on page 17.

TRUST CHARGES. The Funds purchase shares of the Trust at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Trust. The Trust does not impose a sales charge. See THE TRUST'S INVESTMENT ADVISER on page 6.

ADDITIONAL INFORMATION ABOUT CORPORATE INCENTIVE LIFE

YOUR POLICY CAN TERMINATE. Your insurance coverage under Corporate Incentive Life continues as long as the Net Cash Surrender Value of the policy is enough to pay the monthly deductions. The Net Cash Surrender Value equals the Cash Surrender Value minus any loan and accrued loan interest.

If the Net Cash Surrender Value at the beginning of any policy month is less than the deductions for that month, your policy will go into default unless the operation of the death benefit guarantee provision prevents this. See GUARANTEEING THE DEATH BENEFIT on page 10. If your policy goes into default, we will notify you, and any assignees on our records, in writing, that a 61-day grace period has begun and indicate the payment that is needed to avoid policy termination at the end of the grace period. The required payment will not be more than an amount which would increase the Net Cash Surrender Value to cover total monthly deductions for three months (without regard to any investment performance in the Policy Account). The required payment and any residual Policy Account value will be used to cover the overdue deductions. However, if your Policy Account has unfavorable investment experience, the required payment may not be sufficient to cover the overdue deductions on the date we receive the payment. In this case, a new 61-day grace period will begin. While a policy is in a grace period, you may not transfer Policy Account value or make other policy changes.

If we do not receive payment within the 61 days, your policy will terminate without value. We will withdraw any amount left in your Policy Account and apply this amount to the overdue deductions and any unpaid loan and accrued loan interest. We will inform you, and any assignee, at last known addresses that your policy has ended without value. See TAX EFFECTS on page 17 for the potential tax consequences of the termination of a policy.

YOU MAY RESTORE A POLICY AFTER IT TERMINATES. You may restore a policy within six months after it terminates if you provide evidence that the insured person is still insurable, and you make the premium payment that we require to restore the policy. The policy will be restored as of the beginning of the policy month which coincides with or follows the date we approve your application. Previous loans will not be reactivated.

From the required payment we will deduct the charge for applicable taxes and the Premium Sales Charge. On the effective date of restoration, the Policy Account will be equal to the balance of the required payment. We will start to make monthly deductions as of the effective date of restoration. On that date, the monthly administrative charges from the beginning of the grace period to the effective date of restoration will be deducted from the Policy Account. See TAX EFFECTS on page 17 for the potential tax consequences of restoring a terminated policy. Some states may vary the time period and conditions for policy restoration.

POLICY PERIODS, ANNIVERSARIES, DATES AND AGES. When an application for a Corporate Incentive Life policy is completed and submitted to us, we decide whether or not to issue the policy. This decision is made based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a policy, any premium paid will be refunded.

The Issue Date, shown on the Policy Information Page, is the date your policy is actually issued, but if we have advanced the Register Date, the Issue Date will be the same as the Register Date. Generally, contestability is measured from the Issue Date, as is the suicide exclusion.

The Register Date, also shown on the Policy Information Page, is used to measure policy years and policy months. Charges and deductions are first made as of the Register Date. As to when coverage under the policy begins, see FLEXIBLE PREMIUMS on page 9.

Generally, we determine the Register Date based upon when we receive your full minimum initial premium. In most cases:

o If you submit the full minimum initial premium to your Equitable agent at the time you sign the application, and we issue the policy as it was applied for, then the Register Date will be the later of (a) the date part I of the policy application was signed or, (b) the date part II of the policy application was signed by a medical professional.

o If we do not receive your full minimum initial premium at our Administrative Office before the Issue Date or, if the policy is not issued as applied for, the Register Date will be the same as the Issue Date.

An early Register Date may be permitted for employer sponsored cases in order to accommodate a common Register Date for all employees. We may also permit policyowners to advance a Register Date (up to three months) in employer sponsored cases. An early Register Date may also be permitted to provide a younger age at issue.

The investment start date is the date that your initial net premium begins to vary with the investment performance of the Funds or accrue interest in the Guaranteed Interest Account. Generally, the investment start date will be the same as the Register Date if the full initial premium is received at our Administrative Office before the Register Date. Otherwise, the investment start date will be the date the full initial premium is received at our Administrative Office. Thus, to the extent that your first premium is received before the Register Date, there will be a period during which the initial premium will not be experiencing investment performance. The investment start date for policies with early Register Dates will be the date the premium is received at our
Administrative Office. Any subsequent premium payment received after the investment start date will begin to experience investment performance as of the date such payment is received at our Administrative Office. Remember, the amount of your initial net premium allocated to the Funds may be temporarily allocated to the Money Market Fund prior to allocation in accordance with your instructions. See FLEXIBLE PREMIUMS on page 9.

Age. Generally, when we refer to the age of the insured person, we mean his or her age on the birthday nearest to the beginning of the particular policy year.

TAX EFFECTS

This discussion is based on our understanding of the effect of the current Federal income tax laws as currently interpreted on Corporate Incentive Life policies owned by U.S. resident individuals. The tax effects on corporate taxpayers subject to the Federal alternative minimum tax, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult your legal or tax adviser.

POLICY PROCEEDS. A Corporate Incentive Life policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (the Code) and as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that Corporate Incentive Life will meet these requirements, and that under Federal income tax law:

o the death benefit received by the beneficiary under your Corporate Incentive Life policy will not be subject to Federal income tax; and

o as long as your policy remains in force, increases in the Policy Account value as a result of interest or investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy, such as a loan or a partial withdrawal.

SPECIAL TAX RULES MAY APPLY, HOWEVER, IF YOU TRANSFER YOUR OWNERSHIP OF THE POLICY. CONSULT YOUR TAX ADVISER BEFORE ANY TRANSFER OF YOUR POLICY.

The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." The character of any income recognized will be ordinary income as opposed to capital gain.

A MODIFIED ENDOWMENT IS a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven level annual payments. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a downward adjustment formula, the Policy Account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change would occur if there was a substitution of the insured person, and could also occur as a result of a change in death benefit option, the selection of additional benefits and certain other changes.

If the benefits are reduced during the first seven policy years after entering into the policy (or within seven years after a material change), for example, by requesting a decrease in Face Amount or in some cases, by making a partial withdrawal or terminating additional benefits under a rider, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment. Generally, a life insurance policy which is received in exchange for a modified endowment will also be considered a modified endowment.

Changes made to a life insurance policy, for example, a decrease in benefits or the termination of or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy, as well as the maximum amount of Policy Account value that may be maintained under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance including distribution of amounts that may be includable in income. See POLICY CHANGES on page 18.

IF YOUR CORPORATE INCENTIVE LIFE POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to current Federal income tax. Interest on the loan will generally not be tax deductible. After the first 15 policy years, the proceeds from a partial withdrawal will not be subject to Federal income tax except to the extent such proceeds exceed your "Basis" in your policy. Your Basis in your policy generally will equal the premiums you have paid less any amounts previously recovered through tax-free policy distributions. During the first fifteen policy years, the proceeds from a partial withdrawal could be subject to Federal income tax to the extent your Policy Account value exceeds your Basis in your policy. The portion subject to tax will depend upon the ratio of your death benefit to the Policy Account value (or in some cases, the premiums paid) under your policy and the age of the insured person at the time of the withdrawal. In addition, if at any time your policy is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of policy loan and accrued loan interest) over your Basis will be subject to Federal income tax. IN ADDITION, IF A POLICY TERMINATES WHILE THERE IS A POLICY LOAN, THE CANCELLATION OF SUCH LOAN AND ACCRUED LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE ABOVE RULES. On the Final Policy Date, the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax.

IF YOUR POLICY IS A MODIFIED ENDOWMENT, any distribution from your policy will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your Policy Account value exceeds your Basis in the policy. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowments issued by the same insurer or an affiliate to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowments.

A 10% penalty tax will also apply to the taxable portion of a distribution from a modified endowment. The penalty tax will not, however, apply to distributions
(i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary. If your policy is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. If your policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules. In addition, upon the Final Policy Date the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy, will be subject to Federal income tax and, unless an exception applies, a 10% penalty tax.

If your policy becomes a modified endowment, distributions that occur during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition distributions from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. THIS MEANS THAT A DISTRIBUTION MADE FROM A POLICY THAT IS NOT A MODIFIED ENDOWMENT COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.

POLICY TERMINATIONS. A policy which has terminated without value may have the tax consequences described above even though you may be able to reinstate your policy. For tax purposes, some reinstatements will be treated as the purchase of a new insurance contract.

DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury Department has issued final regulations regarding the diversification requirements. Failure to meet these requirements would disqualify your policy as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy for the period of the disqualification and subsequent periods. The Separate Account, through the Trust, intends to comply with these requirements.

In connection with the issuance of the then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular funds of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for Federal income tax purposes. Under current law we believe that Equitable Variable, and not the owner of the policy, would be considered the owner of the assets of the Separate Account.

POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We have reserved in the policy the right to decline to accept all or part of any premium payments, decline to change death benefit options or the face amount, or decline to make partial withdrawals that based upon our interpretation of current tax rules would cause your policy to fail to qualify. We may also make changes in the policy or its riders or require additional premium payments or make distributions from the policy to the extent we deem necessary to qualify your policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. You will be given written notice of such changes.

TAX CHANGES. The United States Congress has in the past considered, is currently considering and may in the future consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may also affect the tax consequences to you, the insured person or your beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences described above may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have retroactive effect. We suggest you consult your legal or tax adviser.

ESTATE AND GENERATION SKIPPING TAXES. If the insured person is the policyowner, the death benefit under Corporate Incentive Life will generally be includable in the policyowner's estate for purposes of Federal estate tax. If the policyowner is not the insured person, under certain conditions only the Cash Surrender Value of the policy would be so includable. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a Federal estate tax liability. In addition, an unlimited marital deduction may be available for Federal estate tax purposes.

As a general rule, if a "transfer" is made to a person two or more generations younger than the policyowner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with your tax adviser for specific information, especially where benefits are passing to younger generations.

The particular situation of each policyowner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate and generation skipping taxes as well as state and local estate, inheritance and other taxes.

PENSION AND PROFIT-SHARING PLANS. If Corporate Incentive Life policies are purchased by a fund which forms part of a pension or profit-sharing plan qualified under Sections 401(a) or 403 of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such policies will be somewhat different from that described above.

If purchased as part of a pension or profit-sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Account value will not be subject to Federal income tax. However, the Policy Account value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his Policy Account or was an owner-employee under the plan.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult your legal adviser.

OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These policyowners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for Federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). You should consult your legal adviser.

OUR TAXES. Under the life insurance company tax provisions of the Code, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are reported in our Federal income tax return but we currently pay no income tax on investment income and capital gains reflected in variable life insurance policy reserves. Therefore, no charge is currently being made to any Fund for taxes. We reserve the right to make a charge in the future for taxes incurred, for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policy.

We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to the Separate Account or allocable to the policy.

WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of the money you receive if the withdrawal of money from your Policy Account or the surrender or the maturity of your policy is a taxable transaction. If you do not wish us to withhold tax from the payment, or if enough is not withheld, you may have to pay later. You may also have to pay penalties under the tax rules if your withholding and estimated tax payments are insufficient. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.


PART 3: ADDITIONAL INFORMATION

YOUR VOTING PRIVILEGES

TRUST VOTING PRIVILEGES. As explained in Part 1, we invest the assets in the Funds in shares of the corresponding Trust portfolios. Equitable Variable is the legal owner of the shares and will attend, and has the right to vote at, any meeting of the Trust's shareholders. Among other things, we may vote on any matters described in the Trust's prospectus or requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, to the extent required by the 1940 Act, you will have the opportunity to tell us how to vote the number of shares that can be attributed to your policy. We will vote those shares at meetings of Trust shareholders according to your instructions. If we do not receive instructions in time from all policyowners, we will vote shares in a portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions in that portfolio. We will vote any Trust shares that we are entitled to vote directly due to amounts we have accumulated in the Funds in the same proportions that all policyowners vote, including those who participate in other separate accounts. If the Federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Trust in our own right or to restrict policyowner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES. You may participate in voting only on matters concerning the Trust portfolios corresponding to the Funds to which your Policy Account is allocated. The number of Trust shares in each Fund that are attributable to your policy is determined by dividing the amount in your Policy Account allocated to that Fund by the net asset value of one share of the corresponding Trust portfolio as of the record date set by the Trust's Board for the Trust's shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting of the Trust. Fractional shares are counted.

If you are entitled to give us voting instructions, we will send you proxy material and a form for providing voting instructions. In certain cases, we may disregard instructions relating to changes in the Trust's adviser or the investment policies of its portfolios. We will advise you if we do and detail the reasons in the next semiannual report to policyowners.

SEPARATE ACCOUNT VOTING RIGHTS. Under the 1940 Act, certain actions (such as some of those described under OUR RIGHT TO CHANGE HOW WE OPERATE, below) may require policyowner approval. In that case, you will be entitled to one vote for every $100 of value you have in the Funds. We will cast votes attributable to amounts we have in the Funds in the same proportions as votes cast by policyowners.

OUR RIGHT TO CHANGE HOW WE OPERATE

In addition to changing or adding investment companies, we have the right to modify how we or the Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

o add Funds to, or remove Funds from, the Separate Account, combine two or more Funds within the Separate Account, or withdraw assets relating to Corporate Incentive Life from one Fund and put them into another;

o register or end the registration of the Separate Account under the 1940 Act;

o operate the Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Equitable Variable under the 1940
  Act);

o restrict or eliminate any voting rights of policyowners or other people who have voting rights that affect the Separate Account;

o operate the Separate Account or one or more of the Funds in any other form the law allows, including a form that allows us to make direct investments. Our Separate Account may be charged an advisory fee if its investments are made directly rather than through an investment company. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of a Fund, you will be notified as required by law. We may, for example, cause the Fund to invest in a mutual fund other than, or in addition to, the Trust. If you then wish to transfer the amount you have in that Fund to another Fund of the Separate Account or to the Guaranteed Interest Account, you may do so, without charge, by contacting our Administrative Office. At the same time, you may also change how your net premiums and deductions are allocated.

OUR REPORTS TO POLICYOWNERS

Shortly after the end of each policy year you will receive a report that includes information about your policy's current death benefit, Policy Account value, Cash Surrender Value and policy loan. Notices will be sent to you to confirm premium payments (except premiums paid through an automated arrangement), transfers and certain other policy transactions.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in your application and any application for change. However, there are some limits on how and when we can challenge the policy.

o We cannot challenge the policy after it has been in effect, during the insured person's lifetime, for two years from the date the policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

o We cannot challenge any policy change that requires evidence of insurability (such as a substitution of insured person) after the change has been in effect for two years during the insured person's lifetime.

If the insured person dies within the time that we may challenge the validity of the policy, we may delay payment until we decide whether to challenge the policy. If the insured person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the insured person's correct age and sex.

If the insured person commits suicide within two years after the date on which the policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding policy loan, accrued loan interest and any partial withdrawals of Net Cash Surrender Value. A new two-year suicide and contestability period will begin on the date of substitution following a substitution of insured. Some states require that we measure this time by some other date.

YOUR PAYMENT OPTIONS

Policy benefits or other payments, such as the Net Cash Surrender Value, may be paid immediately in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any Fund. Instead, interest accrues pursuant to the options chosen.

You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. (See YOUR BENEFICIARY on page 21.) If you do not arrange for a specific form of payment before the insured person dies, the beneficiary will be paid through the Equitable Access Account(TM). See WHEN WE PAY POLICY PROCEEDS on page 21. The beneficiary will then have a choice of payment options. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the insured person dies. Different payment options may result in different tax consequences.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

YOUR BENEFICIARY

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the insurance benefits of the policy. You may change the beneficiary during the insured person's lifetime by writing to our Administrative Office. If no beneficiary is living when the insured person dies, we will pay the death benefit in equal shares to the insured person's surviving children. If there are no surviving children, we will pay the death benefit to the insured person's estate.

ASSIGNING YOUR POLICY

You  may  assign  (transfer)  your  rights  in the  policy  to  someone  else as collateral  for a loan or for some  other  reason,  if we  agree.  A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action taken before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership. BECAUSE THERE MAY BE TAX CONSEQUENCES, INCLUDING THE LOSS OF INCOME TAX-FREE TREATMENT FOR ANY DEATH BENEFIT PAYABLE TO THE BENEFICIARY, YOU SHOULD CONSULT YOUR TAX ADVISER PRIOR TO MAKING AN ASSIGNMENT.

WHEN WE PAY POLICY PROCEEDS

We will pay any death benefits, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and other documents that may be required for payment of death benefits) at our Administrative Office. Death benefits are determined as of the date of death of the insured person and will not be affected by subsequent changes in the unit values of the Funds. Death benefits will generally be paid through the Equitable Access Account, an interest bearing checking account. A beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the Equitable Access Account is closed. If an Equitable agent helps the beneficiary of a policy to prepare the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the agent within seven days after we receive the required documents. Our agents will take reasonable steps to arrange for prompt delivery to the beneficiary.

We may, however, delay payment if we contest the policy. We may also delay payment if we cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the SEC, or because the SEC has declared that an emergency exists. In addition, if necessary to protect our policyowners, we may delay payment where permitted under applicable law.

We may defer payment of any Net Cash Surrender Value or loan amount (except a loan to pay a premium to us) from the Guaranteed Interest Account for up to six months after we receive your request. We will pay interest of at least 3% a year from the date we receive your request if we delay more than 30 days in paying you such amounts from the Guaranteed Interest Account.

DIVIDENDS

No dividends are paid on the policy described in this prospectus.

REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every jurisdiction where we sell policies.

The Corporate Incentive Life policy (Plan No. 96-300) has been filed with and approved by insurance officials in [ ] states [Puerto Rico, the Virgin Islands and the District of Columbia.] We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell policies. The officials are responsible for reviewing our reports to be sure that we are financially sound.

SPECIAL CIRCUMSTANCES

Equitable Variable may vary the charges and other terms of Corporate Incentive Life where special circumstances result in sales or administrative expenses or mortality risks that are different than those normally associated with Corporate Incentive Life policies. These variations will be made only in accordance with uniform rules that we establish.

DISTRIBUTION

Equico Securities, Inc. (Equico), a wholly-owned subsidiary of Equitable, is the principal underwriter of the Trust under a Distribution Agreement. Equico is also the distributor of our variable life insurance policies and Equitable's variable annuity contracts under a Distribution and Servicing Agreement. Equico's principal business address is 1755 Broadway, New York, NY 10019. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (the Exchange Act) and is a member of the National Association of Securities Dealers, Inc. Equico is paid a fee for its services as distributor of our policies. For 1994 and 1995, Equitable and Equitable Variable paid Equico fees of $216,920 and $[ ], respectively, for its services under the Distribution and Servicing Agreement.

We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of Equico. The agent who sells you this policy receives sales commissions from Equitable. We reimburse Equitable from our own resources, including the Premium Sales Charge deducted from your premium. Generally, the agent will receive an amount equal to a maximum of 15% of the premiums paid up to one target premium, 7-1/2% of premiums paid up to the next six target premiums and 3% of the premiums paid in excess of that amount. Use of a term insurance rider on the insured person in place of an equal amount of coverage under the base policy reduces commissions. Commissions paid to agents based upon refunded premiums or policies that are terminated or surrendered in the early policy years may be recovered. Agents with limited years of service may be paid differently.

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of Equico or of another company registered with the SEC as a broker-dealer under the Exchange Act. The commissions for independent brokers will be no more than those for agents and the same policy for recovery of commissions applies. Commissions will be paid through the registered broker-dealer.

Equitable performs certain sales and administrative duties for us pursuant to a written agreement which is automatically renewed each year, unless either party terminates. Under this agreement, we pay Equitable for salary costs and other services and an amount for indirect costs incurred through our use of Equitable personnel and facilities. We also reimburse Equitable for sales expenses related to business other than variable life insurance policies. The amounts paid and accrued to Equitable by us under the sales and services agreements totalled approximately $[ ] million in 1995, $380.5 million in 1994 and $355.7 million in 1993.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

ACCOUNTING AND ACTUARIAL EXPERTS

The financial statements of Separate Account FP and Equitable Variable included in this prospectus have been audited for the years ended December 31, 1995, 1994 and 1993 by [ ], as stated in their report. The financial statements of Separate Account FP and Equitable Variable for the years ended December 31, 1995, 1994 and 1993 included in this prospectus have been so included in reliance on the reports of [ ], independent accountants, given on the authority of such firm as experts in accounting and auditing.

The financial statements of Equitable Variable contained in this prospectus should be considered only as bearing upon the ability of Equitable Variable to meet its obligations under the Corporate Incentive Life policies. They should not be considered as bearing upon the investment experience of the funds of the Separate Account.

Actuarial matters in this prospectus have been examined by Barbara Fraser, F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable. Her opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

MANAGEMENT

Here is a list of our directors and principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, the following persons have been involved in the management of Equitable and its subsidiaries in various positions for the last five years. Unless otherwise noted, their address is 787 Seventh Avenue, New York, New York 10019.


NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------
DIRECTORS

Michel Beaulieu......................  Director of Equitable Variable since February 1992. Senior Vice President,  Equitable,  since
                                       September 1991; prior thereto,  Chief Life Actuary AXA group 1989 to 1991;  Managing Director
                                       Blondeau & CIE (France) 1986 to 1989. Director, Equity & Law (London).

Laurent Clamagirand..................  Director  of  Equitable  Variable  since  February  1995;  Director of  Financial  Reporting,
                                       Equitable,  since November 1994; prior thereto,  International Controller,  AXA, January 1990 to October 1994; Director, Equitable of Colorado, since March 1995.

William T. McCaffrey.................  Director of Equitable  Variable  since February 1987.  Executive Vice  President,  Equitable, since February 1986 and Chief  Administrative  Officer since  February  1988;  prior thereto, various other Equitable positions. Director, Equitable Foundation since September 1986.

Michael J. Rich......................  Director of  Equitable  Variable  since May 1995.  Senior Vice  President,  Equitable,  since
                                       October  1994;  prior  thereto,  Vice  President of  Underwriting,  John Hancock  Mutual Life
                                       Insurance Co. since 1988.

Jose S. Suquet.......................  Director of Equitable Variable since January 1995.  Executive Vice President and Chief Agency
                                       Officer,  Equitable,  since August 1994;  prior thereto,  Agency  Manager,  Equitable,  since
                                       February 1985.

OFFICERS -- DIRECTORS

James M. Benson......................  President,  Equitable  Variable since December,  1993; Vice Chairman of the Board,  Equitable
                                       Variable,  July 1993 to December  1993.  President and Chief  Operating  Officer,  Equitable,
                                       February 1994 to present;  Senior  Executive  Vice  President,  April 1993 to February  1994.
                                       Prior thereto,  President,  Management  Compensation Group, 1983 to February 1993.  Director,
                                       Alliance   Capital,   October   1993   to present.

Harvey Blitz.........................  Vice President,  Equitable  Variable since April 1995;  Director of Equitable  Variable since
                                       October 1992. Senior Vice President,  Equitable, since September 1987. Senior Vice President,
                                       The Equitable Companies  Incorporated,  since July 1992. Director,  Equico Securities,  Inc., since  September  1992;  Equitable of Colorado,  since  September  1992;  Equisource  and its subsidiaries since October 1992.

Gordon Dinsmore......................  Senior Vice  President,  Equitable  Variable,  since  February 1991.  Senior Vice  President,
                                       Equitable,  since September 1989; prior thereto, various other Equitable positions.  Director and Senior Vice  President,  March 1991 to present,  Equitable  of Colorado;  Director,  FHJV
                                       Holdings,  Inc., December 1990 to present;  Director,  Equitable  Distributors,  Inc., August
                                       1993 to present, and Director Equitable Foundation, May 1991 to present.

Jerry de St. Paer....................  Senior  Investment  Officer,  Equitable  Variable,  since April 1995;  Director of  Equitable
                                       Variable since April 1992.  Executive Vice President & Chief  Financial  Officer,  Equitable,
                                       since April 1992;  prior thereto,  Executive Vice President since December 1990;  Senior Vice
                                       President  &  Treasurer  June  1990  to  December  1990;  Senior  Vice  President,  Equitable
                                       Investment  Corporation,  January  1987 to January  1991;  Executive  Vice  President & Chief
                                       Financial Officer, The Equitable Companies Incorporated,  since May 1992; Director,  Economic
                                       Services Corporation & various Equitable subsidiaries.

Joseph J. Melone.....................  Chairman of the Board and Chief Executive Officer,  Equitable Variable,  since November 1990;
                                       Chairman  of the Board and Chief  Executive  Officer,  Equitable,  February  1994 to present;
                                       President and Chief Executive Officer,  September 1992 to February 1994;  President and Chief
                                       Operating  Officer  from  November  1990 to September  1992.  President  and Chief  Operating
                                       Officer of The Equitable  Companies  Incorporated since July 1992. Prior thereto,  President,
                                       The Prudential  Insurance  Company of America,  since December 1984.  Director,  Equity & Law
                                       (United Kingdom) and various other Equitable subsidiaries.

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
-----------------------                -------------------------
OFFICERS -- DIRECTORS (Continued)

Peter D. Noris.......................  Executive Vice President and Chief Investment Officer,  Equitable  Variable,  since September
                                       1995.  Director of Equitable  Variable  since June 1995.  Executive  Vice President and Chief
                                       Investment  Officer,  Equitable,  since May 1995;  prior  thereto,  Vice  President,  Salomon
                                       Brothers,  Inc., 1992 to 1995; Principal of Equity Division,  Morgan Stanley & Co. Inc., from
                                       1984 to 1992.

Samuel B. Shlesinger.................  Senior Vice President,  Equitable  Variable,  since February 1988.  Senior Vice President and
                                       Actuary,  Equitable; prior thereto, Vice President and Actuary.  Director,  Chairman and CEO,
                                       Equitable of Colorado.

Dennis D. Witte......................  Senior Vice  President,  Equitable  Variable,  since  February 1991;  Senior Vice  President,
                                       Equitable, since July 1990; prior thereto, various other Equitable positions.

OFFICERS

Kevin R. Byrne.......................  Treasurer,   Equitable  Variable,   since  September  1990;  Vice  President  and  Treasurer,
                                       Equitable,  since September 1993; prior thereto,  Vice President from March 1989 to September
                                       1993. Vice President and Treasurer,  The Equitable Companies Incorporated,  September 1993 to
                                       present;  Frontier Trust since August 1990;  Equisource and its subsidiaries  October 1990 to present.

Stephen Hogan........................  Vice President and Controller,  Equitable Variable, February 1994 to present. Vice President,
   135 West 50th Street                Equitable,  January 1994 to present;  prior thereto,  Controller,  John Hancock subsidiaries,
   New York, New York 10020            from 1987 to December 1993.

Franklin Kennedy, III................  Vice  President,  Equitable  Variable,  since August 1981.  Senior Vice  President,  Alliance
   1345 Avenue of the Americas         Capital  Management  Corporation,  July 1993 to  present;  Senior Vice  President,  Equitable
   New York, New York 10105            Capital  Management  Corporation,  March 1987 to July 1993. Vice President,  The Hudson River
                                       Trust.  Managing  Director and Chief  Investment  Officer,  Equitable  Investment  Management
                                       Corporation, from November 1983 to January 1987.

J. Thomas Liddle, Jr.................  Senior Vice President and Chief Financial Officer,  Equitable Variable,  since February 1986.
                                       Senior Vice  President,  Equitable,  since April 1991;  prior  thereto,  Vice  President  and
                                       Actuary, Equitable.

William A. Narducci..................  Vice President and Chief Claims  Officer,  Equitable  Variable,  since  February  1989.  Vice
   200 Plaza Drive                     President, Equitable, since February 1988; prior thereto, Assistant Vice President.
   Secaucus, New Jersey 07096

John P. Natoli.......................  Vice President and Chief Underwriting Officer,  Equitable Variable, since February 1988. Vice
                                       President, Equitable.

PART 4: ILLUSTRATIONS OF POLICY BENEFITS

To help clarify how the key financial elements of the policy work, a series of tables has been prepared. The tables show how death benefits and Cash Surrender Values ("policy benefits") under a hypothetical Corporate Incentive Life policy could vary over time if the Funds of our Separate Account had CONSTANT hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. Actual investment results may be more or less than those shown. The tables are for a 45-year-old preferred risk male non-tobacco user. Planned premium payments of $4,000 for an initial Face Amount of $200,000 are assumed to be paid at the beginning of each policy year. The illustration assumes no policy loan has been taken and that there is no coverage under a supplemental term insurance rider.

The tables illustrate both current and guaranteed charges. The tables also assume [ ]% per annum for investment management (the average of the effective annual advisory fees applicable to each Trust portfolio during 1995 and [ ]% per annum for direct Trust expenses. The assumption for direct Trust expenses exceeds the aggregate actual charges incurred by the portfolios of the Trust as a percentage of aggregate average daily Trust net assets during 1995. The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be [ ]%, on 6% it would be [ ]%, and on 12% it would be [ ]%. Remember, however, that investment management fees and direct Trust expenses vary by portfolio. See THE TRUST'S INVESTMENT ADVISER on page 6. The tables also assume a charge for applicable taxes of 2% of premiums. There are tables for both death benefit Option A and death benefit Option B.

The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on your policy's factors. Upon request after issuance, we will also provide a comparable illustration reflecting your actual Cash Surrender Value. If you request illustrations more than once in any policy year, we may charge for the illustration.

                            CORPORATE INCENTIVE LIFE

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $4,000                        TOTAL INITIAL FACE AMOUNT $200,000
                                                          DEATH BENEFIT OPTION A

                                   MALE AGE 45
                         PREFERRED RISK NON-TOBACCO USER
                            ASSUMING CURRENT CHARGES


                                          DEATH BENEFIT                     CASH SURRENDER VALUE
                                   ASSUMING HYPOTHETICAL GROSS           ASSUMING HYPOTHETICAL GROSS
  END OF                           ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      --------------------------------      --------------------------------
   YEAR         PREMIUMS(1)         0%          6%          12%           0%          6%          12%
   ----         -----------      --------    --------    --------      --------    --------    --------
      1          $  4,200
      2             8,610
      3            13,240
      4            18,103
      5            23,208

      6            28,568
      7            34,196
      8            40,106
      9            46,312
     10            52,827

     15            90,630

     20           138,877

25 (age 65)      $200,454

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY IS $[                    ].

                            CORPORATE INCENTIVE LIFE

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $4,000                        TOTAL INITIAL FACE AMOUNT $200,000
                                                          DEATH BENEFIT OPTION A

                                   MALE AGE 45
                         PREFERRED RISK NON-TOBACCO USER
                           ASSUMING GUARANTEED CHARGES


                                          DEATH BENEFIT                     CASH SURRENDER VALUE
                                   ASSUMING HYPOTHETICAL GROSS           ASSUMING HYPOTHETICAL GROSS
  END OF                           ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      --------------------------------      --------------------------------
   YEAR         PREMIUMS(1)         0%          6%          12%           0%          6%          12%
   ----         -----------      --------    --------    --------      --------    --------    --------
      1          $  4,200
      2             8,610
      3            13,240
      4            18,103
      5            23,208

      6            28,568
      7            34,196
      8            40,106
      9            46,312
     10            52,827

     15            90,630

     20           138,877

25 (age 65)      $200,454

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY IS $[                    ].

                            CORPORATE INCENTIVE LIFE

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $4,000                        TOTAL INITIAL FACE AMOUNT $200,000
                                                          DEATH BENEFIT OPTION B

                                   MALE AGE 45
                         PREFERRED RISK NON-TOBACCO USER
                            ASSUMING CURRENT CHARGES


                                          DEATH BENEFIT                     CASH SURRENDER VALUE
                                   ASSUMING HYPOTHETICAL GROSS           ASSUMING HYPOTHETICAL GROSS
  END OF                           ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      --------------------------------      --------------------------------
   YEAR         PREMIUMS(1)         0%          6%          12%           0%          6%          12%
   ----         -----------      --------    --------    --------      --------    --------    --------
      1          $  4,200
      2             8,610
      3            13,240
      4            18,103
      5            23,208

      6            28,568
      7            34,196
      8            40,106
      9            46,312
     10            52,827

     15            90,630

     20           138,877

25 (age 65)      $200,454

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY IS $[                    ].

                            CORPORATE INCENTIVE LIFE

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PLANNED PREMIUM $4,000                        TOTAL INITIAL FACE AMOUNT $200,000
                                                          DEATH BENEFIT OPTION B

                                   MALE AGE 45
                         PREFERRED RISK NON-TOBACCO USER
                           ASSUMING GUARANTEED CHARGES


                                          DEATH BENEFIT                     CASH SURRENDER VALUE
                                   ASSUMING HYPOTHETICAL GROSS           ASSUMING HYPOTHETICAL GROSS
  END OF                           ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF
  POLICY        ACCUMULATED      --------------------------------      --------------------------------
   YEAR         PREMIUMS(1)         0%          6%          12%           0%          6%          12%
   ----         -----------      --------    --------    --------      --------    --------    --------
      1          $  4,200
      2             8,610
      3            13,240
      4            18,103
      5            23,208

      6            28,568
      7            34,196
      8            40,106
      9            46,312
     10            52,827

     15            90,630

     20           138,877

25 (age 65)      $200,454

(1) Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY IS $[                    ].

                                                                      APPENDIX A

COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trust and may compare the performance or ranking of the Separate Account Funds and Trust portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds,
(2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.


LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trust portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Corporate Incentive Life premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1925 and December 31, 1995 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trust and do not constitute a representation that the performance of the Separate Account funds or the Trust portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page A-1 of the Trust's prospectus.

                         AVERAGE ANNUAL RATES OF RETURN

                                                LONG-TERM        LONG-TERM      INTERMEDIATE-                       CONSUMER
                                COMMON         GOVERNMENT        CORPORATE          TERM           TREASURY           PRICE
                                STOCKS            BONDS            BONDS            BONDS            BILLS            INDEX
                                ------            -----            -----            -----            -----            -----
FOR THE
FOLLOWING
PERIODS ENDING
12/31/95:
--------
 1 year..................
 3 years.................
 5 years.................
10 years.................
20 years.................
30 years.................
40 years.................
50 years.................
60 years.................
Since 1926...............
Inflation Adjusted
Since 1926...............
-------------------------

*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS, BONDS, BILLS, AND
 INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1996 YEARBOOK,(TM)Ibbotson Associates, Inc., Chicago. All rights reserved.

 Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

 Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

 Long-term Corporate Bonds -- For the period 1969-1995, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1995; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty year maturity.

 Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond  portfolio constructed each year containing a bond with approximately a five year maturity.

 U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

 Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                     Part II

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                  UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER
                           THE SECURITIES ACT OF 1933

      Equitable Variable's By-Laws provide, in Article VII, as follows:

7.1 Indemnification of Directors, Officers, Employees and Incorporators. To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

      (a) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

      (b) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

      (c) the related expenses of any such person in any of said categories may be advanced by the Company.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.

The Prospectus consisting of 31 pages.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

The signatures.

Written Consents of the following persons:

Mary P. Breen, Vice President and Counsel of Equitable (See exhibit 3(a))

Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable (See exhibit 3(b))

Independent Public Accountants (See exhibit 6)

The following exhibits required by Article IX of Form N-8B-2:

*        1-A(1)(a)(i)      Certified resolutions re organization of Separate Account FP.
                           (Exhibit 1-A(1)(a) to original Registration Statement in File No. 2-98590.)

*        1-A(1)(a)(ii)     Certified resolutions re divisions of Separate Account FP.
                           (Exhibit 1-A(1)(a)(ii) to Post-Effective Amendment No. 3 in File No. 2-98590.)

*        1-A(1)(a)(iii)    Certified resolution re Asset Allocation Divisions of Separate Account FP.
                           (Exhibit 1-A(1)(a)(iii) to Post-Effective Amendment No. 15 in File No. 2-98590.)

*        1-A(1)(a)(iv)     Certified resolution re Short-Term World Income and Intermediate Government Securities Divisions of
                           Separate Account FP.
                           (Exhibit 1-A(1)(a)(iv) to Post-Effective Amendment No. 16 in File No. 2-98590.)

*        1-A(1)(a)(v)      Certified resolution re Growth and Income and Quality Bond Divisions of Separate Account FP.
                           (Exhibit 1-A(1)(a)(v) to Post-Effective Amendment No. 20 in File No. 2-98590.)

*        1-A(1)(a)(vi)     Certified resolution re Equity Index Division of Separate Account FP.
                           (Exhibit 1-A(1)(vi) to Post-Effective Amendment No. 6 in File No. 33-40590.)

*        1-A(1)(a)(vii)    Certified resolution re International Division of Separate Account FP.
                           (Exhibit 1-A(1)(vii) to Post-Effective Amendment No. 2 in File No. 33-83948.)

         1-A(2)            Inapplicable.

*        1-A(3)(a)         See Exhibit 1-A(8).

         1-A(3)(b)         Form of Broker-Dealer and General Agent Sales Agreement.

*        1-A(3)(c)         See Exhibit 1-A(8).

         1-A(4)            Inapplicable.

         1-A(5)(a)         Flexible Premium Variable Life Insurance Policy (96-300) (Incentive Life Coli II).

+        1-A(5)(b)         Supplemental Term Insurance Rider on the Insured (R96-    ).

+        1-A(5)(c)         Substitution of Insured Rider (R94-212).
                           (Exhibit 1-A(5)(d) to original Registration Statement in No. 33-83948.)

+        1-A(5)(d)         Accelerated Death Benefit Rider (R94-102).
                           (Exhibit 1-A(5)(q) to Post-Effective Amendment No. 5 in File No. 33-40590.)

-----------------------
* Incorporated by reference
+ State variations not included

*        1-A(6)(a)         Declaration and Charter of Equitable Variable, as amended.
                           (Exhibit 1-A(6)(a) to original Registration Statement in File No. 2-98590.)

*        1-A(6)(b)         By-Laws of Equitable Variable, as amended.
                           (Exhibit 1-A(6)(b) to original Registration Statement in File No. 2-98590.)

         1-A(7)            Inapplicable.

*        1-A(8)            Distribution and Servicing Agreement among Equico Securities, Inc., Equitable and Equitable Variable
                           dated as of May 1, 1994.
                           (Exhibit 1-A(8) to Post-Effective Amendment No. 12 in File No. 33-8237.)

         1-A(8)(i)         Schedule of Commissions.

*        1-A(9)(a)         Agreement, dated February 8, 1973, between Equitable Variable and Equitable for cooperative and joint use of Personnel, Property and Services.
                           (Exhibit 1-A(9)(a) to original Registration Statement in File No. 2-98590.)

*        1-A(9)(b)         Agreement, dated as of January 1, 1977, between Equitable and Equitable Variable for cooperative and joint use of Personnel, Property and Services.
                           (Exhibit 1-A(9)(b) to original Registration Statement in File No. 2-98590.)

*        1-A(9)(c)(i)      Agreement, dated as of April 1, 1976, between Equitable and Equitable Variable regarding policy changes between the companies (the "Policy Change Agreement").
                           (Exhibit 1-A(9)(e)(i) to Pre-Effective Amendment No. 1 in File No. 33-8237.)

*        1-A(9)(c)(ii)     Amendment, dated August 30, 1982, to the Policy Change Agreement.
                           (Exhibit 1-A(9)(e)(i) to Pre-Effective Amendment No. 1 in File No. 33-8237.)

         1-A(10)           Application EV4-200Y.

Other Exhibits:

         2                 See Exhibit 1-A(5)(a) above.

         3(a)              Form of Opinion and Consent of Mary P. Breen, Vice President and Counsel of Equitable
                           (policy form 96-300).

         3(b)              Form of Opinion and Consent of Barbara Fraser, F.S.A, M.A.A.A., Vice President of Equitable.

         4                 Inapplicable.

         5                 Inapplicable.

**       6                 Consent of Independent Public Accountant.

*        7(a)              Powers-of-Attorney. (Exhibit 7(e) to Post-Effective Amendment No. 15 in File No. 2-98590.)

*        7(b)              Powers-of-Attorney. (Exhibit 7(b) to original Registration Statement in File No. 33-38594.)

-----------------------
 * Incorporated by reference
** To be filed by amendment

*        7(c)              Powers-of-Attorney. (Exhibit 7(c) to original Registration Statement in File No. 33-40590.)

*        7(d)              Powers-of-Attorney. (Exhibit 7(d) to original Registration Statement in File No. 33-47928.)

*        7(e)              Powers-of-Attorney. (Exhibit 7(e) to Post-Effective Amendment No. 1 in File No. 33-47928.)

*        7(f)              Powers-of-Attorney. (Exhibit 7(f) to Post-Effective Amendment No. 5 in File No. 33-4059.)

*        7(g)              Powers-of-Attorney. (Exhibit 7(g) to Post-Effective Amendment No. 7 in File No. 33-40590.)

*        7(h)              Powers-of-Attorney. (Exhibit 7(h) to Post-Effective Amendment No. 1 in File No. 33-83948.)

         7(i)              Powers-of-Attorney.

         8                 Description of Equitable Variable's Issuance, Transfer and Redemption Procedures for Flexible Premium
                           Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.

         9                 Inapplicable.

         10                Representation, description and undertaking pursuant to Rule 6e-3(T)(b)(13)(iii)(F) under the Investment
                           Company Act of 1940.

*        11(a)             Undertaking to Guarantee Obligation of Principal Underwriters pursuant to Rule 6e-3(T)(b)(vi) of the
                           Investment Company Act of 1940 dated as of May 1, 1995.
                           (Exhibit 11(a) to Post-Effective Amendment No. 3 in File No. 33-83948.)

*        11(b)             Statement of Equitable Variable pursuant to Rule 27d-2 under the Investment Company Act of 1940 for the
                           Year Ended December 31, 1994.
                           (Exhibit 11(b) to Post-Effective Amendment No. 3 in File No. 33-83948.)

-----------------------
* Incorporated by reference

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 11th day of January, 1996.



                                   SEPARATE ACCOUNT FP OF EQUITABLE
                                   VARIABLE LIFE INSURANCE COMPANY

                                            By:   EQUITABLE VARIABLE LIFE
                                                  INSURANCE COMPANY,
                                                  DEPOSITOR



                                                  By: /s/ Samuel B. Shlesinger
                                                     ---------------------------
                                                         (Samuel B. Shlesinger)
                                                          Senior Vice President



Attest:   /s/ Pauline Sherman
        -------------------------------
             (Pauline Sherman)
              Assistant  Secretary
              January 11th, 1996

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 11th day of January, 1996.

                                                EQUITABLE VARIABLE LIFE
                                                INSURANCE COMPANY



                                                By: /s/ Samuel B. Shlesinger
                                                   -----------------------------
                                                       (Samuel B. Shlesinger)
                                                        Senior Vice President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

   Joseph J. Melone                    Chairman of the Board and Chief Executive
                                       Officer

   James M. Benson                     President and Chief Operating Officer

PRINCIPAL FINANCIAL OFFICER:

   J. Thomas Liddle, Jr.               Senior Vice President and Chief Financial
                                       Officer

PRINCIPAL ACCOUNTING OFFICER:

   Stephen F. Hogan                    Vice President and Controller



DIRECTORS:


    Michel Beaulieu            Gordon Dinsmore            Michael J. Rich
    James M. Benson            William T. McCaffrey       Samuel B. Shlesinger
    Harvey Blitz               Joseph J. Melone           Jose S. Suquet
    Laurent Clamagirand        Peter D. Noris             Dennis D. Witte
    Jerry de St. Paer

By:  /s/ Samuel B. Shlesinger
   -----------------------------------
        (Samuel B. Shlesinger)
         Attorney-in-Fact
         January 11th, 1996

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION                                                                         DOCUMENT TAG
-----------                -----------                                                                         ------------

1-A(3)(b)                  Form of Broker-Dealer and General Agent Sales Agreement.                            EX-99.1A3b SALES AGR

1-A(5)(a)                  Flexible Premium Variable Life Insurance Policy (96-300)                            EX-99.1A5a INS POLCY
                           (Incentive Life Coli II).

1-A(5)(b)                  Supplemental Term Insurance Rider on the Insured (R96-100).                         EX-99.1A5b INS RIDER

1-A(8)(i)                  Schedule of Commissions.                                                            EX-99.1A8i SCHED COM

1-A(10)                    Application EV4-200Y.                                                               EX-99.1-A10 INS APPL

3(a)                       Form of Opinion and Consent of Mary P. Breen, Vice President and                    EX-99.3a LEGAL OPIN
                           Counsel of Equitable (policy form 96-300).

3(b)                       Form of Opinion and Consent of Barbara Fraser, F.S.A., M.A.A.A.,                    EX-99.3b ACTUAR OPIN
                           Vice President of Equitable.

6                          Consent of Independent Public Accountant.**                                         **

7(i)                       Powers-of-Attorney.                                                                 EX-99.7i POWER ATTY

8                          Description of Equitable Variable's Issuance, Transfer and Redemption               EX-99.8 DESC PROCED
                           Procedures for Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii)
                           under the Investment Company Act of 1940.

10                         Representation, description and undertaking pursuant to                             EX-99.10 REPRESENT
                           Rule 6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940.



----------
** To be filed by amendment.

34874/QWQ-1.doc